MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2022

As of March 15, 2023

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the three and nine months ended December 31, 2022

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2022 and 2021 (the “2022 Financial Statements”) and the related notes thereto. The 2022 Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of March 15, 2023. The information and discussion provided in this MD&A covers the year ended December 31, 2022, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note 61 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2021 dated March 30, 2022 and its Management Information Circular dated May 12, 2022, which are filed on SEDAR and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in cash cost per ounce of gold sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cashflow from ongoing operations; adjusted net income; adjusted EBITDA and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section 36 of this MD&A.

Throughout this MD&A, the operational and financial results of the assets acquired in the acquisition of Roxgold Inc. (“Roxgold”) are included from July 2, 2021 onward.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in Argentina, Burkina Faso, Mexico, Peru, and Côte d’Ivoire. The Company produces silver, gold and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Yaramoko gold mine (“Yaramoko” or the “Yaramoko Mine”) located in south-western Burkina Faso, the underground San Jose silver and gold mine (“San Jose” or the “San Jose Mine”) located in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and is developing and constructing the open pit Séguéla gold mine (“Séguéla”, "Séguéla Project" or the “Séguéla Gold Project”) located in south-western Côte d’Ivoire. Each of the Company's producing mines is generally considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI.

CORPORATE DEVELOPMENTS

Amendment to the Credit Facility

On December 15, 2022 the company announced that it had entered into an agreement with its lenders to amend its existing senior secured revolving credit facility to, among other things, increase the maximum amount of the facility by US$50 million to US$250 million.  The maturity date of the credit facility remains unchanged and matures in November 2025. See “Capital Resources” for further information.

San Jose Mine EIA

On January 5, 2023, the Company announced that it had received notice of a resolution from the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) which provides that SEMARNAT has annulled and is re-assessing the 12-year extension to the environmental impact authorization (“EIA”) for the San Jose Mine that it had granted to Cuzcatlan in December 2021.

Cuzcatlan initiated legal proceedings (the “Mexican Legal Proceedings”) in the Mexican Federal Administrative Court (the “Court”) to contest and revoke the annulment of the EIA. The Court has admitted the Mexican Legal Proceedings, and on March 10, 2023, Minera Cuzcatlan received notice that the Court has granted it a permanent injunction which allows the San Jose Mine to continue to operate under the terms of the 12-year EIA until the determination of the Mexican Legal Proceedings.

Until the determination of the Mexican Legal Proceedings, the Company has agreed with its lenders to certain temporary restrictions under the Amended Credit Facility. Refer to “Capital Resources” for additional details.

IMPAIRMENT EXPENSE RECORDED IN THE FOURTH QUARTER OF 2022

In the fourth quarter of 2022 the Company recorded an impairment of mining interests and property plant and equipment of $182.8 million ($164.5 million net of tax). The impairment expenses recognized against the carrying values of the mining interests is as follows:

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

	Impairment Expense	Impairment Expense
		Net of Tax
Yaramoko	$103.5	$85.4
Lindero	70.1	70.2
San Jose	9.2	8.9
Impairment expense	$182.8	$164.5
Figures may not add due to rounding

Yaramoko

During 2022 the Company completed additional exploration drilling programs and studies to re-evaluate modelling and estimation techniques necessary to improve the definition of the mineralization and better understand the proposed open pit mining operation at the 55 Zone as disclosed by Roxgold on November 10, 2020 as well as the continued testing of targets at depth in the 55 Zone underground. Results from the additional drilling and evaluation studies were used to update the deposit model which, when taking into account production related depletion, resulted in a 43% decrease in gold ounces in the Proven and Probable Reserves (refer to Fortuna news release dated January 27, 2023). In 2022, Yaramoko also realized increased operating and capital costs due to inflation. These factors were integrated into an updated life of mine assessment during the fourth quarter of 2022 and the Company concluded that the recoverable value and exploration potential of the Yaramoko property had declined and that the asset was impaired. As a result, the Company recorded an impairment expense of $103.5 million in respect of its mining interests at the Yaramoko Cash Generating Unit (“CGU”).

Lindero

In the fourth quarter of 2022 the Company completed an exercise to assess the operating and capital requirements of the mine as well as the impact of inflation on the cost structure at Lindero for the life of the mine. The results reflected an increase in cash costs per tonne and capital requirements over the planned life of mine and decreased the associated future after-tax cash flows which resulted in a reduction of the estimated recoverable amount of Lindero. Discount rates for Lindero also increased to 7.1% compared to the 6.25% used in the 2021 impairment assessment due to higher interests rates and country risk. As a result, the Company recorded an impairment expense of $70.1 million in respect of its mining interests at the Lindero CGU.

San Jose

In 2022 the San Jose Mine realized increased operating and capital costs in its cost structure due to inflation. In addition, the 2022 exploration drilling campaign failed to identify sufficient material to replace mined depletion which contributed to the reduction in mineral reserves and resulted in a shorter mine life. This update was integrated into a revised life of mine plan in the fourth quarter of 2022 which resulted in a reduction of the estimated recoverable amount of San Jose. As a result, the Company recorded an impairment expense of $9.2 million in respect of its mining interests at the San Jose CGU.

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2022

Financial

●	Sales were $681.5 million, an increase of 14% from the $599.9 million reported in the year ended December 31, 2021 (“2021”).
●	Mine operating income was $146.8 million, a decrease of 29% from the $205.5 million reported in 2021.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

●	Operating loss was $113.6 million, a decrease of 183% from the $136.9 million in operating income reported in 2021.
●	Net loss was $135.9 million or $0.44 per share, a decrease from net income of $59.4 million or $0.24 per share reported in 2021.
●	Adjusted net income (refer to Non-IFRS Financial Measures) was $42.6 million compared to $100.6 million in 2021, representing a 58% year-over-year decrease.
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $245.5 million compared to $280.7 million reported in 2021, representing a 13% year-over-year decrease.
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $69.2 million compared to $86.0 million reported in 2021, representing a 20% year-over-year decrease.
●	Net cash provided by operating activities was $194.2 million, an increase of 32% from the $147.1 million reported in 2021.

Operating

●	Gold production of 259,427 ounces, an increase of 25% from 2021
●	Silver production of 6,907,275 ounces, a decrease of 8% from 2021
●	Lead production of 34,588,000 pounds, an increase of 5% from 2021
●	Zinc production of 46,176,000 pounds, a decrease of 3% from 2021

Growth and Development

●	Séguéla construction was 86% complete as of December 31, 2022 and remains on-time and on-budget for first gold pour in mid-2023
●	Fortuna continued to expand mineralization at the Sunbird discovery at Séguéla that has resulted in an upgraded mineral resource estimate for Sunbird, including a maiden indicated mineral resource and an increased inferred mineral resource. Regional exploration at Séguéla has continued to return encouraging results. Refer to Fortuna news release dated December 5, 2022: “Fortuna increases Sunbird Resource and identifies new regional prospects at Séguéla, Cote d’Ivoire” for full details

COVID-19

During the fiscal year ended December 31, 2022, there were no shutdowns or material impacts to the business related to COVID-19. The Company continues to monitor the evolution of COVID-19 and our operations maintain preventative and reactive health protocols including health awareness, health and hygiene controls and quarantine as necessary.

Health & Safety

During Q4 2022, the Company recorded three lost time injuries (“LTI”) for a total of 5 for the year, two restricted work injuries (“RWI”) and three medical treatment injuries (“MTI”) for over 3.59 million hours worked for all of its activities (operating mines, construction, exploration and corporate offices). The year-to-date LTI frequency rate (“LTIFR”) at the end of Q4 2022 was 0.39 lost time injuries per million hours worked, which represents a continuous improvement from the previous years. The year-to-date total recordable injury frequency rate (“TRIFR”) at the end of Q4 2022, which includes the FI (Fatality Incident), LTI, RWI and MTI, was 2.32 total recordable injuries per million hours worked, which is also an improvement from the previous years.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Environment

Site controls by the Company, local authorities and participatory monitoring were conducted in accordance with the plans for the quarter and no areas of non-compliance were identified, and no fines associated with permits and regulations were recorded during 2022 and there were no significant environmental incidents.

Community Engagement

The Company seeks to maintain good constructive relations with the communities where it operates, based on dialogue, transparency, and respect, and to be a catalyst for social development.  At each of the Company’s operations, it maintains open and ongoing channels of communication with the people in the communities within its direct and indirect areas of influence. At each operation the Company has established mechanisms for addressing requests and complaints or grievances with local and other stakeholders. The Company also takes part in consultations and participatory meetings to identify and prioritize community development needs.

During the fourth quarter of 2022, there were no significant disputes at any of the sites. We also recorded 368 local stakeholder engagement activities during the period. These included consultation meetings with local administration and community leaders, participation in ceremonies, and courtesy visits.

Climate Change

During 2022, the Company continued energy audits and a decarbonisation studies to assess the opportunities to reduce its green house gas emissions in the coming years. By the end of December, the decarbonization study was being updated with the latest mining data and the identification and definition of metrics and targets are underway.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights

A summary of the Company’s consolidated financial and operating results for the three and twelve months ended December 31, 2022 are presented below:

	Three months ended December 31,			Years ended December 31,
Consolidated Metrics	2022	2021	% Change	2022	2021	% Change
Selected highlights
Silver
Metal produced (oz)	1,746,746	1,980,243	(12%)	6,907,275	7,498,701	(8%)
Metal sold (oz)	1,775,019	1,976,380	(10%)	6,924,640	7,518,857	(8%)
Realized price ($/oz)	21.35	23.39	(9%)	21.75	25.16	(14%)
Gold
Metal produced (oz)	64,112	76,162	(16%)	259,427	207,192	25%
Metal sold (oz)	62,718	76,746	(18%)	259,313	202,292	28%
Realized price ($/oz)	1,737	1,801	(4%)	1,802	1,789	1%
Lead
Metal produced (000's lbs)	8,735	8,419	4%	34,588	32,990	5%
Metal sold (000's lbs)	9,118	7,945	15%	34,869	33,299	5%
Zinc
Metal produced (000's lbs)	12,575	11,380	11%	46,176	47,549	(3%)
Metal sold (000's lbs)	11,027	11,053	(0%)	44,770	47,828	(6%)

Adjusted net income[1]	7.2	29.1	(75%)	42.6	100.6	(58%)
Adjusted EBITDA[1]	55.8	89.6	(38%)	245.5	280.7	(13%)
Net cash provided by operating activities	49.6	57.1	(13%)	194.2	147.1	32%
Free cash flow from ongoing operations[1]	4.4	28.2	(84%)	69.2	86.0	(20%)
Capital Expenditures[2]
Sustaining	33.9	31.6	7%	98.1	77.2	27%
Non-sustaining[3]	(2.3)	2.6	(188%)	8.2	9.5	(14%)
Lindero construction	—	—	0%	—	12.8	(100%)
Séguéla construction	23.5	19.8	19%	107.7	34.2	215%
Brownfields	6.5	8.2	(21%)	23.3	18.9	23%
[1] Refer to Non-IFRS financial measures
[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

FINANCIAL RESULTS

Selected Financial Information

	Three months ended December 31,			Years ended December 31,
(Expressed in $ millions except per share information)	2022	2021	% Change	2022	2021	2020
Selected Financial Information
Sales	164.7	198.9	(17%)	681.5	599.9	279.0
Mine operating income	26.0	58.3	(55%)	146.8	205.5	110.2
Operating (loss) income	(173.1)	38.9	(545%)	(113.6)	136.9	57.2
Net (loss) income	(160.4)	16.6	(1,066%)	(135.9)	59.4	21.6
Loss (earnings) per share - basic	(0.52)	0.05	(1,140%)	(0.44)	0.24	0.12

As at				December 31, 2022	December 31, 2021	December 31, 2020
Cash and cash equivalents				80.5	107.1	131.9
Total assets				1,876.2	2,021.9	1,055.3
Debt				219.2	157.5	158.6
Equity attributable to Fortuna shareholders				1,244.8	1,375.1	725.8
Figures may not add due to rounding

Fourth Quarter 2022 vs Fourth Quarter 2021

Mine operating income for the three months ended December 31, 2022 was $26.0 million, a decrease of $32.3 million over the same period in 2021. The decrease was primarily due to:

●	Lower production at San Jose of both silver and gold as mined grades decreased in line with the mine plan and the Mineral Reserve estimate as well as a lower realized silver price of $21.37 compared to $23.39 in the comparable period.
●	A 19% reduction in gold sold at Lindero as a result of an 8% decrease in tonnes and an 23% decrease in gold grade for ore placed on the pad compared to the fourth quarter of 2021. The reduction of gold grades was in line with the mining plan and the Mineral Reserve estimate.
●	An 8% decrease in gold produced at Yaramoko relative to the comparable period. The reduction in gold production was in line with the mine sequence.

Net loss for the three months ended December 31, 2022 was $160.4 million, a decrease of $177.0 million over the same period in 2021. The decrease in net income was driven by the factors described above for mine operating income as well as the recognition of an impairment charge of $182.8 million ($164.5 million net of tax) in the fourth quarter of 2022. Refer to “Impairment Expense Recored in the Fourth Quarter of 2022” for additional details.

Year ended December 31, 2022 vs Year ended December 31, 2021

Mine operating income for the year ended December 31, 2022 was $146.8 million, a decrease of 29% compared to $205.5 million over the same period in 2021. The decrease was primarily related to:

●	Lower sales at the San Jose Mine due to lower head grades of silver and gold compared to the same period last year as well as lower realized silver prices
●	Higher production costs at the Lindero Mine as a result of an increase in ore tonnes crushed, inflation of key commodities and lower capitalized stripping
●	An increase in non-cash costs at the Lindero Mine related to the depletion of previously capitalized stripping costs as the mine accessed a greater amount of ore in Phase 2 of the open pit

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

The above was partially offset by higher sales at the Lindero Mine as the site was in ramp up over the same period in 2021 and the contribution of twelve months of sales from the Yaramoko Mine compared to 6 months for the same period in 2021.

Net loss for year ended December 31, 2022 was $135.9 million, a decrease of $195.3 million compared to the same period in 2021. The reduction in net income was a result of lower mine operating income as described above, as well as the  following:

●	Higher G&A expenses due to the acquisition of Roxgold and the associated personnel being included in twelve months of results in 2022 compared to only six months in the previous year
●	Write-downs of $5.5 million related to the termination of exploration agreements on the Santa Fe property in Mexico and the Tlamino property in Serbia
●	An impairment charge of $182.8 million ($164.5 million net of tax) was realized in the fourth quarter of 2022. Refer to “Impairment Expense Recorded in the Fourth Quarter of 2022” for additional details.

Results for the comparable period in 2021 included one-time costs of $13.8 million for transaction costs related to the Roxgold acquisition and $9.6 million related to the settlement of the disputed Mexican royalty.

A discussion on sales and operating income is presented below.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Sales

	Three months ended December 31,			Years ended December 31,
	2022	2021	% Change	2022	2021	% Change
Provisional sales $
Lindero	48.8	65.9	(26%)	212.1	177.5	19%
Yaramoko[4]	45.7	52.2	(12%)	193.5	101.2	91%
San Jose	43.8	54.9	(20%)	175.6	219.9	(20%)
Caylloma	24.7	24.5	1%	103.7	104.3	(1%)
Adjustments[1]	1.7	1.4	21%	(3.4)	(3.0)	13%
Total sales $	164.7	198.9	(17%)	681.5	599.9	14%
Silver
Metal produced (oz)	1,746,746	1,980,243	(12%)	6,907,275	7,498,701	(8%)
Provisional sales (oz)	1,775,019	1,976,380	(10%)	6,924,640	7,518,857	(8%)
Provisional sales $	35.1	43.1	(19%)	139.7	176.4	(21%)
Realized price ($/oz)[2]	21.35	23.39	(9%)	21.75	25.16	(14%)
Net realized price ($/oz)[3]	19.78	23.29	(15%)	20.18	22.24	(9%)
Gold
Metal produced (oz)	64,112	76,162	(16%)	259,427	207,192	25%
Provisional sales (oz)	62,718	76,746	(18%)	259,313	202,292	28%
Provisional sales $	107.7	136.9	(21%)	463.2	355.6	30%
Realized price ($/oz)[2]	1,737	1,801	(4%)	1,802	1,789	1%
Net realized price ($/oz)[3]	1,717	1,776	(3%)	1,786	1,745	2%
Lead
Metal produced (000's lbs)	8,735	8,419	4%	34,588	32,990	5%
Provisional sales (000's lbs)	9,118	7,945	15%	34,869	33,299	5%
Provisional sales $	7.7	6.8	13%	30.5	27.8	10%
Realized price ($/lb)[2]	0.96	1.06	(9%)	0.98	1.00	(2%)
Net realized price ($/lb)[3]	0.85	0.85	0%	0.88	0.83	6%
Zinc
Metal produced (000's lbs)	12,575	11,380	11%	46,176	47,549	(3%)
Provisional sales (000's lbs)	11,027	11,053	(0%)	44,770	47,828	(6%)
Provisional sales $	11.5	10.7	7%	50.4	43.1	17%
Realized price ($/lb)[2]	1.35	1.51	(11%)	1.57	1.36	15%
Net realized price ($/lb)[3]	1.05	0.97	8%	1.13	0.90	26%
[1] Adjustments consists of mark to market, final price and assay adjustments
[2] Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
[3] Treatment charges are allocated to base metals at Caylloma and to gold at San Jose
[4] The Yaramoko Mine was acquired as part of the acquisition of Roxgold which completed on July 2, 2021. Comparative figures in 2021 are included from July 2, 2021 onward.

Fourth Quarter 2022 vs Fourth Quarter 2021

Consolidated sales for the three months ended December 31, 2022 were $164.7 million, a 17% decrease from the $198.9 million reported in the same period in 2021. Sales by reportable segment for the year ended December 31, 2022 were as follows:

●	Lindero recognized adjusted sales of $48.8 million from the sale of 27,847 ounces of gold sold, a 27% decrease from the same period in 2021. Lower gold sales in the quarter were due to an 8% reduction in tonnes and a 23% decrease in gold grades for ore placed on the leach pad which was in line with the mine plan and the Mineral Reserve estimate. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $45.7 million from the sale of 26,250 ounces of gold sold, a 12% decrease from the same period in 2021. Lower sales were primarily the result of lower realized prices and lower gold production in line with the mine sequence. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

●	San Jose recognized adjusted sales of $45.9 million, a 19% decrease from the $56.7 million reported in the same period in 2021. Lower sales were primarily driven by lower realized silver prices and lower production due to lower grades which was in line with the mine sequence and Mineral Reserve statement. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $24.3 million, in line with the $24.4 million reported in the same period in 2021 as lower realized metal pries were offset by higher silver and lead production. See "Results of Operations – Caylloma Mine, Peru" for additional information.

Year ended December 31, 2022 vs Year ended December 31, 2021

Consolidated sales for the year ended December 31, 2022 were $681.5 million, a 14% increase compared to the same period in 2021. The increase in sales was primarily driven by the following:

●	Lindero recognized adjusted sales of $212.1 million compared to $179.0 million in the same period in 2021. Higher gold sales were driven by increased production as a result of increased performance at the three-stage crushing and stacking facility
●	Yaramoko recognized adjusted sales of $193.5 million for twelve months of operations compared to only six months in the comparable period in 2021 due to the timing of the Roxgold transaction
●	This was partially offset by lower sales at San Jose which decreased by $42.5 million compared to the same period in 2021. The reduction in sales was driven by lower production as grades decreased in line with the reserve model and lower realized metal prices.

Operating Income (Loss) and Adjusted EBITDA

	Three months ended December 31,				Years ended December 31,
	2022%[1]		2021%[1]		2022%[1]		2021%[1]
Operating income (loss)
Lindero	(69.6)	(142%)	16.1	25%	(36.3)	(17%)	45.2	25%
Séguéla[3]	1.4	0%	(0.5)	0%	(1.5)	0%	(0.5)	0%
Yaramoko[3]	(95.0)	(208%)	6.9	13%	(81.3)	(17%)	17.0	17%
San Jose	(1.6)	(3%)	20.1	35%	22.0	13%	67.5	31%
Caylloma	6.8	28%	5.1	21%	30.2	29%	32.1	31%
Corporate	(15.1)		(8.8)		(46.6)		(24.4)
Total	(173.1)	(105%)	38.9	20%	(113.5)	(17%)	136.9	23%

Adjusted EBITDA[2]
Lindero	17.3	35%	36.1	55%	90.2	43%	93.6	52%
Séguéla[3]	1.1	0%	(0.3)	0%	(0.3)	0%	(0.3)	0%
Yaramoko[3]	24.0	59%	24.9	48%	85.6	44%	50.7	50%
San Jose	18.4	40%	28.6	50%	71.6	41%	114.0	53%
Caylloma	9.8	40%	8.9	36%	39.3	37%	45.5	44%
Corporate	(14.8)		(8.6)		(40.9)		(22.8)
Total	55.8	36%	89.6	45%	245.5	36%	280.7	47%
[1] As a Percentage of Sales
[2] Refer to Non-IFRS Financial Measures
3 The Yaramoko Mine and Séguéla Project were acquired as part of the acquisition of Roxgold which completed on July 2, 2021. Comparative figures in 2021 are included from July 2, 2021 onward.
Figures may not add due to rounding

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Fourth Quarter 2022 vs Fourth Quarter 2021

Operating loss for the three months ended December 31, 2022 was $173.1 million, a decrease of $212.0 million over the same period in 2021. The change in operating income was primarily due to lower mine operating income described above and  an impairment charge of $182.8 million ($164.5 million net of tax) that was realized in the fourth quarter of 2022. Refer to “Impairment Expense Recorded in the Fourth Quarter of 2022” for additional details

Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $55.8 million for the three months ended December 31, 2022, a decrease of $33.8 million over the same period in 2021. Lower adjusted EBITDA was a result of higher production costs as described above.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net loss. Net loss for the three months ended December 31, 2022 was $160.4 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

Year ended December 31, 2022 vs Year ended December 31, 2021

Operating loss for the twelve months ended December 31, 2022 was $113.6 million, a decrease of $250.5 million over the same period in 2021. The decrease in operating income was a result of lower mine operating income as described above as well as the following factors:

●	A write-down of $5.5 million related to the termination of an exploration agreement on the Santa Fe property in Mexico and the Tlamino property in Serbia
●	Higher share-based compensation as the comparable period in 2021 was impacted by larger mark to market adjustments on share units that will settle in cash
●	Higher foreign exchange losses as a result of the strengthening of the US dollar and its impact on balances denominated in other currencies
●	Higher G&A costs from running the larger combined organization for twelve months in 2022, post Roxgold acquisition, compared to only six months in the comparable period in 2021
●	An impairment charge of $182.8 million ($164.5 million net of tax) was realized in the fourth quarter of 2022. Refer to “Impairment Expense Recored in the Fourth Quarter of 2022” for additional details.

Adjusted EBITDA for the year ended December 31, 2022 was $245.5 million, a decrease of $35.2 million over the same period in 2021. The decrease in adjusted EBITDA was primarily the result of higher sales offset by higher production costs as described above.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net loss. Net loss for the year ended December 31, 2022, was $135.9 million. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

General and Administrative (“G&A”) Expenses

	Three months ended December 31,			Years ended December 31,
(Expressed in millions)	2022	2021	% Change	2022	2021	% Change
Mine G&A	6.2	6.0	3%	22.5	18.1	24%
Corporate G&A	5.8	7.0	(17%)	27.7	21.3	30%
Share-based payments	4.4	3.0	47%	10.3	4.2	145%
Workers' participation	0.2	0.4	(50%)	1.0	1.8	(44%)
Total	16.6	16.4	1%	61.5	45.4	35%

Fortuna | 13

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Fourth Quarter 2022 vs Fourth Quarter 2021

General and administrative expenses for the three months ended December 31, 2022, increased 1% to $16.6 million compared to $16.4 million reported in the same period in 2021, which was due primarily to lower corporate G&A being offset by higher shared based compensation.

Year ended December 31, 2022 vs Year ended December 31, 2021

General and administrative expenses for the year ended December 31, 2022 increased 35% to $61.5 million compared to $45.4 million reported in the same period in 2021. The increase in G&A was a result of:

●	The inclusion of twelve months of Mine G&A expenses at Yaramoko compared to six months for the comparable period
●	Higher G&A expenses at Lindero as the mine was ramping up over the comparable period in 2021
●	Higher share-based compensation as the comparable period in 2021 was impacted by larger mark-to-market adjustments on share units that will settle in cash.

Foreign Exchange Loss

Fourth Quarter 2022 vs Fourth Quarter 2021

Foreign exchange loss for the three months ended December 31, 2022 decreased $0.7 million to $0.4 million compared to $1.1 million reported in the same period in 2021. The lower foreign exchange loss was due to a strengthening of the Euro in the fourth quarter of 2022 relative to the USD dollar and its impact on balances denominated in West African Francs, a currency pegged to the Euro.

Year ended December 31, 2022 vs Year ended December 31, 2021

Foreign exchange loss for the year ended December 31, 2022 increased $2.8 million to $8.9 million compared to $6.1 million for the same period in 2021. The higher foreign exchange loss was primarily the result of the devaluation of the Euro relative to the US dollar over 2022 and the impact on balances denominated in West Africa Francs and partially offset by lower foreign exchange losses in Argentina as the Company had lower valued added tax receivable balances at Lindero compared to the previous year.

Income Tax Expense

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Burkina Faso, Australia, and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate (“ETR”) including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Fortuna | 14

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Fourth Quarter 2022 vs Fourth Quarter 2021

Income tax recovery for the three months ended December 31, 2022 was $15.3 million compared to an income tax expense of  $13.5 million reported in the same period in 2021. The decrease of $28.9 million is primarily attributable to deferred tax recoveries related to impairment charges in the quarter.

The ETR for the three months ended December 31, 2022 was 9% compared to 46% for the same period in 2021. The decrease of 37% is primarily attributable to impairment charges realized in the quarter.

Year ended December 31, 2022 vs Year ended December 31, 2021

Income tax expenses for the year ended December 31, 2022 was $10.8 million, or $37.0 million lower, than the $47.8 million reported in the same period in 2021. The decrease of $37.0 million is primarily attributed to a deferred tax recovery related to the impairment charge of $182.8 million

The ETR for the year ended December 31, 2022 was (9)% compared to 45% for the same period in 2021. The decrease of 54% is primarily attributable to the deferred tax recovery described above.

Fortuna | 15

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

2023 GUIDANCE AND OUTLOOK

2023 Consolidated Production and Cost Guidance

Mine	Silver	Gold	Lead	Zinc	Cash Cost[1,2,5]	AISC[1,3,4,5]
	(Moz)	(koz)	(Mlbs)	(Mlbs)
SILVER					(US$/t)	(US$/oz Ag Eq)[6]
San Jose, Mexico	5.3 - 5.8	34 - 37	-	-	10.2 - 11.3	14.7 - 16.2
Caylloma, Peru	1.0 - 1.1		29 - 32	43 - 48	10.4 - 11.5	19.0 - 21.0
GOLD					(US$/oz Au)	(US$/oz Au)
Lindero, Argentina	-	96 - 106	-	-	820 - 920	1,430 - 1,580
Yaramoko, Burkina Faso	-	92 - 102	-	-	960 - 1,060	1,550 - 1,710
Séguéla, Ivory Coast[7]	-	60 - 75			450 - 580	880 - 1,080
CONSOLIDATED TOTAL	6.3 - 6.9	282 - 320	29 - 32	43 - 48
Notes:
1.	Cash Cost and all-in sustaining cost (AISC) are non-IFRS financial measures. Refer to "Non-IFRS Financial Measures" section.
2.

The most comparable financial measure to cash costs is cost of sales. Please see the consolidated financial statements of the Company for the year ended December 31, 2022 and the "Non-IFRS Financial Measures" section of this MD&A for a reconciliation.

3.

AISC includes production cash cost, commercial and government royalties, mining tax, export duties (as applicable), worker's participation (as applicable), subsidiary G&A, sustaining capital expenditures, and Brownfields exploration and is estimated at metal prices of US$1,700/oz Au, US$21/oz Ag, US$2,000/t Pb, and US$3,200/t Zn. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12.

4.

The most comparable financial measure to AISC is cost of sales. Please see the consolidated financial statements of the Company for the year ended December 31, 2022 and the "Non-IFRS Financial Measures" section of this MD&A for a reconciliation.

5.	Totals may not add due to rounding.
6.	Silver equivalent is calculated at metal prices of $1,700/oz Au, $21/oz Ag, $2,000/t Pb, and $3,200/t Zn
7.

Séguéla’s production and cost guidance is based on first gold pour in mid-2023. Any material changes to the construction or commissioning schedule may have a material impact on Séguéla’s production and cost guidance.

8.	The following table provides the cash costs and AISC for the four operating mines for the year ended December 31, 2022 as follows:
Mine	Cash Cost(a)	AISC(a)(b)(c)

SILVER	(US$/t)	(US$/oz Ag Eq)
San Jose, Mexico	81.33	15.11
Caylloma, Peru	92.95	18.47
GOLD	(US$/oz Au)	(US$/oz Au)
Lindero, Argentina	740	1,142
Yaramoko, Burkina Faso	840	1,529

(a) Cash Cost and AISC are non-IFRS financial measures. Refer to "Non-IFRS Financial Measures" section.
(b) Presented on a cash basis
(c) Silver equivalent was calculated using the realized prices for gold (US$1,700 per ounce), silver (US$21.00 per ounce), lead (US$2,000 per tonne), and zinc (US$3,200 per tonne) for the year ended December 31, 2022
(d) Further details on the cash costs and AISC for the year ended December 31, 2022 are disclosed in the "Non-IFRS Financial Measures" section
(e) The estimated increase in all in sustaining costs at Yaramoko for 2022 is due to decreased estimated gold ounce production coupled with increased operating and capital costs as mining moves to the deeper regions of the underground mine

Fortuna | 16

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

2023 Guidance Outlook

Lindero Mine, Argentina

The Lindero Mine is expected to place 6.3 million tonnes of ore on the leach pad averaging 0.67 g/t Au, containing an estimated 136,100 ounces of gold. Capital investments are estimated at $42.7 million, including $30.3 million for sustaining capital expenditures, $12.1 million of capitalized stripping and $0.3 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

●	Leach pad Phase II expansion: $17.5 million
●	Heavy equipment replacement and overhaul: $7.6 million
●	Plant spare parts: $1.2 million

Cash cost and AISC:

●	Cash cost per ounce of gold at Lindero is expected to increase approximately 25% over 2022 at the upper range of guidance and 12% at the lower range. The increase is explained mainly due to lower production related to changes in the grade profile as per the life of mine plan, and the impact of higher projected operational expenditures reflecting incremental inflation pressures throughout 2022.
●	AISC per ounce of gold at Lindero is expected to increase 41% over 2022 at the upper range of guidance and 28% at the lower range. The increase is explained by higher capital expenditures related to the leach pad Phase II expansion and higher capitalized stripping costs and higher cash cost per ounce.

San Jose Mine, Mexico

At the San Jose Mine, the Company plans to process 1.03 million tonnes of ore averaging 186 g/t Ag and 1.19 g/t Au. Silver and gold production reflect the declining grade profile of Mineral Reserves. Capital investment is estimated at $18.4 million, including $15.1 million for sustaining capital expenditures and $3.3 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

●	Mine development: $8.4 million
●	Underground mine equipment spare parts and overhauling: $1.7 million

Cash cost and AISC are expected to remain in line with 2022.

Yaramoko Mine, Burkina Faso

At the Yaramoko Mine, the Company plans to process 526,088 tonnes of ore averaging 5.9 g/t Au. Capital investments are estimated at $40.8 million, including $37.4 million for sustaining capital expenditures and $3.3 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

●	Mine development: $30.8 million
●	Ventilation infrastructure extension: $2.5 million
●	109 open pit preparation: $1.3 million
●	QV prime equipment: $0.5 million

Fortuna | 17

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Cash cost and AISC:

●	Cash cost per ounce of gold at Yaramoko is expected to increase approximately 20% over 2022 at the upper range of guidance and 8% at the lower range. The increase is explained due to lower production and the impact of higher projected operational expenditures reflecting incremental inflation pressures throughout 2022 as well as higher mining costs at QV Prime and 109 Zone open pit.
●	AISC per ounce of gold at Yaramoko is expected to increase 12% over 2022 at the upper range of guidance and remain in line with respect to the lower range. The increase is explained by higher cash cost per ounce.

Caylloma Mine, Peru

At the Caylloma Mine, the Company plans to process 542,000 tonnes of ore averaging 73 g/t Ag, 2.86% Pb, and 4.28% Zn. Capital investments are estimated at $23.6 million, including $21.0 million for sustaining capital expenditures and $2.6 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

●	Mine development: $7.1 million
●	Underground water pumping system: $3.9 million
●	Caylloma Mine substation power grid enhancement: $2.7 million
●	Plant power sub-station, Phase II: $1.4 million
●	New paste backfill system, Phase I: $1.1 million

Cash cost and AISC are expected to remain in line with 2022.

Séguéla Gold Project, Côte d’Ivoire

The main construction goals/milestones to be achieved towards first gold pour include:

Q1 2023:

●	Mining activities commence
●	Energize processing plant

Q2 2023:

●	Construction practical completion
●	First ore to the crusher / dry circuit
●	First ore to the SAG mill / wet plant
●	First gold pour

Q3 2023:

●	Ramp-up to design capacity

Once production commences in mid-2023, Séguéla is expected to process 739,466 tonnes of ore averaging 3.3 g/t Au, with capital investments estimated at $22.7 million, including $18.8 million for sustaining capital expenditures and $3.9 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

●	Mine development: $10.0 million
●	Tailings storage facility lift: $2.8 million
●	Sunbird Deposit infill drilling: $1.7 million

Fortuna | 18

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

2023 Exploration Outlook

Fortuna continues to advance its robust pipeline of Brownfields and Greenfields exploration projects in West Africa and the Americas, building on the success of the exploration programs carried out in 2022.

Brownfields Exploration

Fortuna´s consolidated Brownfields exploration budget for 2023 for its four mines and Séguéla totals $21.8 million, which includes 128,000 meters of reverse circulation, diamond core and air core exploration drilling.

Séguéla Project, Côte d’Ivoire

The Brownfields exploration program budget for 2023 at the Séguéla Project is $12.2 million, which includes 87,200 meters of drilling to upgrade resource confidence and further extend the Sunbird Deposit along strike and at depth; test for further depth extensions at the Koula, Ancien and Antenna deposits; further drilling to test and infill the recent Kestral, Barana and Badior prospects (refer to Fortuna news release dated December 5, 2022) and continued generation and testing of near-mine targets.

San Jose Mine, Mexico

The Brownfields exploration program budget for 2023 at the San Jose Mine is $3.3 million, which includes 5,500 meters of diamond drilling, focused on extensions to the Magdalena, Trinidad, and Victoria systems, as well as work along the Taviche corridor.

Yaramoko Mine, Burkina Faso

The Brownfields exploration program budget for 2023 at the Yaramoko Mine is $3.3 million, which includes 29,200 meters of exploration drilling, testing of several surface geochemistry anomalies generated in 2022, in addition to testing strike and depth projections of the 55 Zone.

Caylloma Mine, Peru

The Brownfields exploration program budget for 2023 at the Caylloma Mine is $2.6 million, which includes 6,560 meters of drilling to test down-dip extensions of ore shoots 1 and 3 at the Animas silver-polymetallic vein, as well as regional exploration work and target generation at the Antacollo, Santa Rosa and San Cristobal silver veins.

Lindero Mine, Argentina

The Brownfields exploration program for 2023 at the Lindero Mine of $0.3 million will be focused on reviewing the Arizaro project, located 3.5 kilometers to the southeast of the mine. Exploration at Lindero will also extend to regional prospect evaluation and portfolio reviews.

Greenfields Exploration

Reconnaissance exploration and evaluation of potential new projects will continue to be actively pursued during 2023, with a focus on new project generation and corporate growth in our active operating regions, supported by a budget of $3.9 million.

Fortuna | 19

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
Mine Production
Tonnes placed on the leach pad	1,334,509	1,457,733	5,498,064	6,453,647

Gold
Grade (g/t)	0.80	1.04	0.81	0.96
Production (oz)	29,301	36,072	118,418	104,161
Metal sold (oz)	27,847	36,389	117,076	100,177
Realized price ($/oz)	1,732	1,802	1,803	1,785

Unit Costs
Cash cost ($/oz Au)[1]	815	585	740	617
All-in sustaining cash cost ($/oz Au)[1]	1,221	994	1,142	1,116

Capital expenditures ($000's) [2]
Sustaining	3,973	7,214	18,035	27,522
Non-sustaining	–	233	169	323
Brownfields	184	389	1,288	875
[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

2 Capital expenditures are presented on a cash basis

Quarterly and Annual Operating and Financial Highlights

In the fourth quarter of 2022, a total of 1,334,509 tonnes of ore were placed on the heap leach pad, averaging 0.80 g/t gold. Gold production for Q4 2022 totaled 29,301 ounces, representing a 19% decrease over Q4 2021. Lower gold production is attributed to an 8% decrease in tonnes and a 23% decrease in gold grade for ore placed on the pad, compared to the fourth quarter of 2021. This was partially offset by an improved gold recovery. Gold grade for the quarter was in line with the mining plan and Mineral Reserve estimate. Mine production for the quarter was according to management’s expectations, with a total of 1.9 million tonnes of ore mined in the fourth quarter, at a strip ratio of 0.54:1.

Total gold production for 2022 was 118,418 ounces of gold, meeting annual guidance. In 2022, Lindero had a good reconciliation for ore sent to the leach pad with gold grades at the plant being 2% higher compared to the Mineral Reserve model estimate.

Throughout 2022, management implemented various high impact optimization initiatives to capture efficiencies, allowing the operation to offset some of the cost increases in primary consumables. Initiatives included improving the efficiency of the SART plant, subsequently decreasing consumption of fresh make-up cyanide and sulfuric acid; and the optimization of the mine fleet´s trucking distance, reducing diesel consumption and improving productivity. In the fourth quarter of 2022, the operation commenced a project to improve the recirculation circuit of the HPGR with the aim of reducing granulometry and improving gold recovery from ore placed on the leach pad.

Fortuna | 20

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Cash cost per ounce of gold for the three months ended December 31, 2022 was $815 compared to $585 in the fourth quarter of 2021. Cash cost per ounce of gold for the year ended December 31, 2022 was $740 compared to $617 in the 2021. Cash cost per ounce of gold was higher due to higher operating costs primarily due to inflation, lower stripping capitalization and lower gold production.

All-in sustaining cash cost per gold ounce sold was $1,221 during Q4 2022 and $1,142 in 2022 compared with $994 in the fourth quarter of 2021 and $1,116 in 2021. All-in sustaining cash cost for the fourth quarter of 2022 was impacted by the issues described above, partially offset by lower export taxes and a positive by-product effect.

Sustaining capital for the quarter primarily consisted of spending on the leach pad, mine maintenance, and other minor projects. Construction work on Phase-2 is planned to commence in 2023. Brownfields capital primarily relates to exploration at the Arizaro project.

Yaramoko Mine, Burkina Faso

The Yaramoko Mine is located in south-western Burkina Faso, and began commercial production in 2016. The operation consists of two underground mines feeding ore to a traditional gold processing facility where the ore is crushed, milled and subject to carbon-in-leach extraction processes, prior to electrowinning and refining where gold is poured to doré bars. The table below shows the key metrics used to measure the operating performance of the mine: throughput, grade, production, and unit costs:

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
Mine Production
Tonnes milled	142,694	132,188	546,651	258,866

Gold
Grade (g/t)	6.45	6.99	6.37	7.13
Recovery (%)	98	98	98	98
Production (oz)	26,190	28,787	106,108	57,538
Metal sold (oz)	26,250	29,077	107,433	56,571
Realized price ($/oz)	1,742	1,796	1,802	1,789

Unit Costs
Cash cost ($/oz Au)[1]	818	754	840	739
All-in sustaining cash cost ($/oz Au)[1]	1,829	1,436	1,529	1,317

Capital expenditures ($000's) [3]
Sustaining	18,994	13,520	45,665	21,387
Brownfields	2,855	47	5,873	138
[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] The Yaramoko Mine was acquired as part of the acquisition of Roxgold which completed on July 2, 2021. Comparative figures in 2021 are included from July 2, 2021 onward.
[3] Capital expenditures are presented on a cash basis

Quarterly and Annual Operating and Financial Highlights

The Yaramoko Mine produced 26,190 ounces of gold in the fourth quarter of 2022 with an average gold head grade of 6.45g/t, which is in line with the mining sequence and Mineral Reserve estimate and an 8% decrease over Q4 2021. The decrease in production was due to lower head grades. However, grades for the full year were in line with planned estimates.

Fortuna | 21

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Gold production in 2022 totaled 106,108 ounces achieving the mid-point of the annual guidance range.

Cash cost per gold ounce sold was $818, compared to $754 in the fourth quarter of 2021, and $840 for 2022 compared to $739 in 2021, primarily due to higher mining service costs related to inflation and variation in orebody sequence. This was partially offset by favorable foreign exchange rates.

All-in sustaining cash cost per gold ounce sold was $1,829 for Q4 2022 and $1,529 for 2022, compared to $1,436 and $1,317 for the comparative periods, as a result of decreased production, increased cash cost, and an increase in capital expenditures.

Sustaining capital expenditure related mainly to mine development, including the QV Prime project in Bagassi South. Brownfields expenditure was higher due to greater amounts of diamond drilling as well as further development of the 109 Zone.

Fortuna | 22

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

San Jose Mine, Mexico

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, gold and silver production, and unit costs:

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
Mine Production
Tonnes milled	259,500	262,802	1,029,590	1,041,154
Average tonnes milled per day	2,883	2,920	2,925	2,964

Silver
Grade (g/t)	194	219	191	209
Recovery (%)	91	93	91	92
Production (oz)	1,473,627	1,717,533	5,762,562	6,425,029
Metal sold (oz)	1,482,452	1,729,152	5,755,330	6,433,808
Realized price ($/oz)	21.37	23.39	21.73	25.15

Gold
Grade (g/t)	1.13	1.27	1.14	1.29
Recovery (%)	90	92	90	91
Production (oz)	8,499	9,929	34,124	39,406
Metal sold (oz)	8,621	9,983	34,201	39,404
Realized price ($/oz)	1,734	1,797	1,802	1,798

Unit Costs
Production cash cost ($/t)[2]	86.26	79.66	81.33	75.80
Production cash cost ($/oz Ag Eq)[1,2]	11.16	9.35	10.56	9.30
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	15.53	14.92	15.11	14.38

Capital expenditures ($000's) [3]
Sustaining	3,695	5,137	15,731	14,492
Non-sustaining	–	518	869	2,294
Brownfields	961	2,176	5,606	8,784
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Fortuna | 23

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly and Annual Operating and Financial Highlights

In the fourth quarter of 2022, the San Jose Mine produced 1,473,627 ounces of silver and 8,499 ounces of gold, both 14% lower when compared to the equivalent period in 2021. The decrease is mainly due to lower head grades, albeit in line with management´s expectations based on the mining sequence and Mineral Reserve estimate.

Annual production of silver and gold totaled 5,762,562 ounces, the upper end of annual guidance, and 34,124 ounces, the mid-point of annual guidance. This represents decreases of 10% and 13% respectively from 2021. Average head grades for silver and gold for the year were 191 g/t Ag and 1.14 g/t Au, respectively.

Material mined using sublevel stopping (SLS) methods was increased in 2022, representing 35% of ore sent to the plant. The operation plans for the SLS contribution to reach 60% of total ore production in 2023. In the second quarter of 2022, a new underground shotcrete plant was commissioned which reduced mining cycles and partially offset some of the cost increases due to higher haulage distances as the mine deepens.

The cash cost per tonne for the three months ended December 31, 2022 was $86.26 compared to $79.66 in the same period in 2021 primarily due to cost increases related to inflation and higher support costs. Cash cost per tonne for the full year 2022 increased to $81.33 per tonne compared to $75.80 per tonne for 2021 due to higher mine preparation, support and indirect costs.

All-in sustaining cash costs of payable silver equivalent for the three months ended December 31, 2022 and full year 2022 both increased 4% to $15.53 per ounce and $15.11 per ounce, compared to the same periods in 2021. The increases are due to higher cash costs and lower silver equivalent ounces, partially offset by lower capital expenditure.

Sustaining capital expenditures for the quarter and year was lower than 2021, as 2021 required additional capital for equipment. Brownfields capital expenditure was lower due to reduced drilling, as the site focused on less capital-intensive exploration.

Fortuna | 24

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, silver, gold, lead, and zinc production and unit costs:

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
Mine Production
Tonnes milled	138,491	137,838	546,186	539,779
Average tonnes milled per day	1,556	1,549	1,539	1,525

Silver
Grade (g/t)	75	73	80	76
Recovery (%)	81	81	81	82
Production (oz)	273,119	262,710	1,144,713	1,073,672
Metal sold (oz)	289,870	243,869	1,156,381	1,074,364
Realized price ($/oz)	21.28	23.39	21.81	25.25

Gold
Grade (g/t)	0.12	0.44	0.14	0.49
Recovery (%)	22	70	32	71
Production (oz)	122	1,374	777	6,086
Metal sold (oz)	—	1,297	603	6,140
Realized price ($/oz)	—	1,798	1,864	1,792

Lead
Grade (%)	3.22	3.20	3.27	3.16
Recovery (%)	89	87	88	88
Production (000's lbs)	8,735	8,419	34,588	32,990
Metal sold (000's lbs)	9,118	7,945	34,869	33,299
Realized price ($/lb)	0.96	1.06	0.98	1.00

Zinc
Grade (%)	4.63	4.25	4.32	4.56
Recovery (%)	89	87	89	88
Production (000's lbs)	12,575	11,380	46,176	47,549
Metal sold (000's lbs)	11,027	11,053	44,770	47,828
Realized price ($/lb)	1.35	1.51	1.57	1.36

Unit Costs
Production cash cost ($/t)[2]	95.70	97.87	92.96	88.41
Production cash cost ($/oz Ag Eq)[1,2]	12.46	13.83	12.34	13.46
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	20.30	20.71	17.97	18.94

Capital expenditures ($000's) [3]
Sustaining	7,188	5,755	18,694	13,758
Brownfields	473	1,027	1,202	3,731
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

Fortuna | 25

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly and Annual Operating and Financial Highlights

The Caylloma Mine produced 273,119 ounces of silver, 8.7 million pounds of lead, and 12.6 million pounds of zinc during the three months ended December 31, 2022. Measured against the comparable quarter of the previous year, silver was 4% higher, primarily due to higher grades mined during the period. Lead production was 4% higher than the comparable period, attributable to higher plant recovery. Zinc production was 11% higher than the comparable period, mainly impacted by higher head grades and improved plant recovery. Gold production totaled 122 ounces with an average head grade of 0.12 g/t.

Annual production of silver, lead, and zinc for the fiscal year 2022 totaled 1,144,713 ounces, 34.6 million pounds of lead, and 46.2 million pounds of zinc, which represent an 7% increase in silver, 5% increase in lead, and a 3% decrease in zinc production compared to 2021. Silver, Zinc and Lead production all exceeded the upper end of the annual guidance range. Base metal production benefitted from material mined at level 16 of the Animas vein allowing for a significant improvement in ore grade and oxide-sulfide ratios hence boosting plant recovery. Gold production for the full year 2022 totaled 777 ounces, which was a decrease of 87% over 2021, with an average head grade of 0.14 g/t.

The cash cost per tonne of processed ore for the three months ended December 31, 2022 decreased 2% to $95.70 compared to $97.87 in the same period in 2021. This movement was mainly the result of increased production partially offset by higher support costs. Cash cost per tonne for the full year 2022 increased to $92.96 per tonne compared to $88.41 per tonne for 2021, mainly due to higher mining costs caused by inflation.

The all-in sustaining cash cost per ounce of payable silver equivalent for the three month ended December 31, 2022 decreased 2% to $20.30 per ounce compared to $20.71 per ounce for the same period in 2021, as a result of higher sustaining capital expenditures in the quarter.

The all-in sustaining cash cost per ounce of payable silver equivalent for the full year 2022 decreased 5% to $17.97 per ounce compared to $18.94 per ounce in 2021 was primarily due to an increase in silver equivalent ounces due to a decrease in realized silver prices, partially offset by higher capital costs.

Sustaining capital expenditures for the quarter increased primarily due to greater investments in sustaining equipment and infrastructure. Expenditure on the developments located in level 16 and level 18 were offset by decreased expenditure on other levels. The decrease in brownfields capital expenditures was due to significantly lower spending on drilling and development.

PROJECTS & EXPLORATION

Séguéla Gold Project Update

On September 29, 2021, Fortuna announced the decision to proceed with the construction of the open pit mine at the Séguéla Gold Project in Côte d’Ivoire. The total initial capital investment for the project is estimated to be $173.5 million, including $11.5 million previously approved by the Board for early works items, an anticipated construction schedule of approximately 20 months, with ramp up to name plate capacity expected in the fourth quarter of 2023. The development of the Séguéla Gold Project, including the milestones noted below is based on the technical report filed under NI 43-101 entitled “NI 43-101 Technical Report Séguéla Project, Feasibility Study, Worodougou Region, Côte d’Ivoire”, dated May 26, 2021 with an effective date of April 19, 2021.

At the end of December 31, 2022 the overall project was 86% complete, and was 93% complete as of February 28, 2023. The following provides an update on project activities for the fourth quarter of 2022 and from December 31, 2022 to February 28, 2023.

Fortuna | 26

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Construction Highlights

●	Approximately $146.5 million of the $173.5 million capital budget accrued as of December 31, 2022
●	The SAG mill was delivered to site and installation is nearing completion
●	The tailings storage facility (TSF) earthworks and HDPE lining was almost complete
●	Grid connection and energization of the high voltage substation was completed
●	Water storage dam (WSD) reserves were at levels above requirements for commissioning and processing plant start up
●	Handovers of infrastructure from construction to operations had commenced
●	First gold pour remains on target for mid-2023

Accommodation camp

The accommodation camp is complete and occupied by the project and Company staff.

Processing plant

The process plant was over 90% complete with all material components delivered to site and installation of the SAG mill nearing completion. Commissioning plans are being put in place to support commissioning which is expected to start in March.

Site Bulk Earthworks

Construction of the TSF was substantially complete and WSD work was completed with sufficient water stored to supporting commissioning and processing plant start up.

Grid Connection

Grid connection and energization of the high voltage substation was completed.

Mining

Mota-Engil, the mining contractor, has established their temporary facilities on site to support initial mining activities with construction of permanent mining services area infrastructure progressing well. The mining fleet required for initial mining activities is on site and has been commissioned.

Operational Readiness

With the completion of construction approaching operational readiness has increasingly become the focus in preparation for commissioning of the processing plant in the second quarter of 2023. In preparation of the transition to operations:

●	Recruitment and onboarding of staff was well underway and an experienced core leadership team is now in place
●	Mine equipment continues to be delivered to site and training of operations is underway
●	Grade control drilling and mining activities are expected to commence in Q1
●	The processing plant commissioning plan is on track with commissioning teams and vendor representatives expected to arrive throughout 2023
●	Spare parts, first fills, reagents and consumables have started to arrive at site
●	Mining preparations commenced at the Antenna Stage 1 pit including ground clearing and clearing of pit haul road areas

Fortuna | 27

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Cost

For the fourth quarter of 2022 the Company incurred and expended $25.0 million and $23.3 million, respectively. Since the project early works began in the fourth quarter of 2021, the Company has incurred $146.5 million and expended $135.1 million. Capital expenditures are summarized in the table below.

(Expressed in millions)	Q4 2022	YTD 2022[4]	Project to Date
Expended Capital Costs[1]	23.5	107.7	135.3
Working Capital Adjustment[2]	1.4	(9.9)	11.2
Incurred Capital Costs[3]	24.8	97.8	146.5

1 Cash basis. Excludes exploration costs, capitalized interest and management fees.

2 Primarily consists of work performed not yet invoiced and increases in the accounts payable balance offset by increases in the VAT receivable balance.

3 Accrual basis. Excludes capitalized interest and management fees.

4 YTD includes a correction for the timing of payments. This has not impacted project to date spend.

As of December 31, 2022, the project had approximately $27.0 million in remaining spend of the project’s $173.5 million budget and the project remains on time and on budget. The Company’s cash and cash equivalents balance, free cash flow from ongoing operations and undrawn amounts of the credit facility are expected to be sufficient to fund the construction of the Séguéla Project. Refer to “Capital Resources” for additional information.

Upcoming Milestones and Schedule

Selected upcoming milestones of the current construction schedule include:

2023 Q1

●	Commencement of mining activities, drilling and first blast
●	Commencement of processing plant commissioning in March
●	First ore to the ROM pad at the end of March

2023 Q2

●	Processing plant practical completion in April
●	First ore fed to the crusher in April
●	First gold pour

Séguéla Exploration Update (Refer to Company News Release dated December 05, 2022 for full details)

Following the announcement of the maiden Inferred Mineral Resource estimate at Sunbird in June 2022, additional exploration drilling has resulted in an upgraded estimate, including a maiden Indicated Mineral Resource of 3.2 million tonnes at an average grade of 2.66 g/t gold containing 279,000 ounces and an increased Inferred Mineral Resource of 4.2 million tonnes at an average grade of 3.73 g/t gold containing 506,000 ounces (refer to Fortuna news releases dated March 15 and December 5, 2022: “Fortuna increases Sunbird Resource and identifies new regional prospects at Séguéla, Cote d’Ivoire” for full details).

Fortuna | 28

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to December 31, 2022:

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Sales	164.7	166.6	167.9	182.3	198.9	162.6	120.5	117.8
Mine operating income	26.0	24.7	32.5	63.5	58.3	47.3	48.5	51.3
Operating (loss) income	(173.1)	5.7	13.1	40.7	38.9	21.8	35.9	40.4
Net (loss) income	(160.4)	(4.1)	1.7	27.0	16.6	0.2	16.2	26.4

Basic (loss) earnings per share	(0.52)	(0.01)	0.01	0.09	0.05	—	0.09	0.14
Diluted (loss) earnings per share	(0.52)	(0.01)	0.01	0.09	0.05	—	0.09	0.14

Total assets	1,876.2	2,032.6	2,060.0	2,060.4	2,021.9	2,002.1	1,083.2	1,069.1
Debt	219.2	204.2	218.6	198.0	157.5	187.7	159.5	159.0

Figures may not add due to rounding

Sales decreased 1% in the fourth quarter of 2022 to $164.7 million compared to $166.6 million in the third quarter of 2022 as lower production was offset by higher metal prices. Net loss increased by $156.3 million compared to the third quarter of 2022 as a result of an impairment charge of $182.8 million ($164.5 million net of tax) related to a write-down in the carrying value of the San Jose, Yaramoko, and Lindero cash generating units.

Sales decreased 1% in the third quarter of 2022 to $166.6 million compared to $167.9 million in the second quarter of 2022 as higher production was offset by lower realized metal prices. Mine operating income was impacted by higher processing costs and a $1.0 million write down of inventory to net realizable value at Yaramoko. Net income decreased $5.8 million compared to the second quarter of 2022 primarily due to the factors described above as well the write-off of the Tlamino property for $3.4 million.

Sales decreased 8% in the second quarter of 2022 to $167.9 million compared to $182.3 million in the first quarter of 2022 due primarily to lower sales at Yaramoko as mining finished in the QV zone and mill feed was supplemented by stockpiles reducing head grade delivered to the mill and lower head grades at San Jose. Mine operating income was lower as a result of lower sales as well as a $4.0 million write-down of inventory to net realizable value and an increase in costs due to inflationary pressures. Net income decreased $25.3 million compared to the first quarter of 2022 primarily due to the factors described above as well as higher current taxes from the recognition of withholding taxes.

Sales decreased 8% in the first quarter of 2022 to $182.3 million compared to $198.9 million in the fourth quarter of 2021 due primarily to lower sales at Lindero as a result of the impacts of COVID-19 at the mine and due to lower head grades at San Jose. Operating income was in line with the previous quarter as higher mine operating income was offset by the $2.1 million write-off due to the termination of a property agreement for the Santa Fe Property in Mexico and an increase in foreign exchange losses in the quarter. Net income increased $10.4 million compared to the fourth quarter of 2021 primarily due to lower current and deferred taxes.

Sales increased 22% in the fourth quarter of 2021 to $198.9 million compared to $162.6 million in the fourth quarter of 2021 due primarily to higher sales at Lindero and San Jose. Sales at Lindero increased to $65.6 million from $41.6 million, and sales from San Jose increased to $56.7 million from $48.0 million. Operating income was 78% higher in the fourth quarter of 2021 due primarily to an increase in gold ounces sold at Lindero and higher metal prices and the impact of the SGM royalty settlement in the fourth quarter of 2021.

Fortuna | 29

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Sales increased 35% in the third quarter of 2021 to $162.6 million compared to $120.5 million in the second quarter of 2021 due primarily to the $49.0 million of sales from Yaramoko, higher sales at Lindero, which increased to $41.6 million from $34.0 million, higher sales at Caylloma, which increased to $28.1 million from $26.0 million, offset partly by lower sales at San Jose, which decreased to $48.0 million from $59.0 million. Mine operating income decreased 2% in the third quarter of 2021 due primarily to the settlement payment related to the disputed SGM royalty claim, partly offset by the contributions from Yaramoko.

Sales increased 2% in the second quarter of 2021 to $120.5 million compared to $117.8 million in the first quarter of 2021 due to favorable price and assay adjustments of $1.5 million compared to unfavorable adjustments of $2.5 million during the first quarter, higher sales at San Jose, which increased to $59.0 million from $58.0 million, higher sales at Caylloma, which increased to $26.0 million from $25.4 million, offset partly by lower sales at Lindero, which decreased to $34.0 million from $36.9 million. Mine operating income decreased 6% in the second quarter of 2021 due primarily to San Jose, where operating income increased to $29.0 million from $26.6 million in the first quarter of 2021.

Precious Metal Prices Trends

For the year ended December 31, 2022, the sale of silver and gold ounces represents approximately 88% of the Company’s sales revenue while lead and zinc make up the remaining 12%. Therefore, the prices of silver and gold are the most dominant factors in determining the Company’s profitability and cash flow from operations. The prices of gold and silver are subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the U.S. dollar, interest rates, and global economic and political issues.  The Company’s financial performance is expected to continue to be closely linked to the prices of silver and gold.

For the year ended December 31, 2022 gold traded between a low of $1,629 and a high of $2,039 per ounce and an average of $1,800 based on the London Bullion Market Association PM Fix. Silver traded in a range of $17.77 and $26.18

Fortuna | 30

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

over the same period. While higher volatility will have an impact on the revenue and cash flow of the Company it is not expected to impact the Company’s current capital plans as the Company remains well capitalized to fund the remaining construction of the Séguéla Project.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $80.5 million as at December 31, 2022, a decrease of $26.6 million since the beginning of the year. The decrease was due primarily to $194.2 million of net cash generated from operations and a drawdown of $80.0 million from the Company’s revolving credit facility, offset by $255.3 million of net cash used in investing activities primarily for construction expenditures at Séguéla, a repayment of $20.0 million to the revolving credit facility and $5.9 million in share repurchases as part of the NCIB program. (See Share Position & Outstanding Options & Equity Based Share Units – Normal Course Issuer Bid).

The Company’s investment objectives for its cash balances, in order of priority, are to preserve capital, to ensure liquidity, and to maximize returns. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors of the Company. The Company does not own any asset-based commercial paper or other similar at-risk investments in its investment portfolios.

Working Capital

Working capital (refer to Non-IFRS Financial Measures) at December 31, 2022 increased $3.3 million during the year to $117.6 million, due primarily to a $21.9 million decrease in trade and other payables and a $9.0 million decrease in income taxes payable offset by a $8.3 million decrease in trade and VAT receivables and a $26.6 million decrease in cash and cash equivalents.

Capital Resources

Effective as of November 5, 2021, the Company entered into a fourth amended and restated credit agreement (the “Amended Credit Facility”), with a syndicate of Banks led by BNP Paribas, and including The Bank of Nova Scotia, Bank of Montreal, and Société Générale related to a revolving term credit facility in the amount of $120 million (increased to $200.0 million). The facility has an initial term of four years maturing in November 2025 and steps down to $150.0 million after three years. Interest initially accrued on LIBOR loans under the facility at LIBOR plus an applicable margin (now SOFR Loans at SOFR plus an applicable margin) of between two and three percent which varied according to the consolidated leverage levels of the Company.

The Company’s principal operating subsidiaries in Mexico, Peru, Côte d’Ivoire and Burkina Faso, and their respective direct and indirect holding companies, have guaranteed the obligations of the Company contemplated by the Amended Credit Facility.  The Company has pledged all of its assets to secure the payment of its obligations contemplated by the Amended Credit Facility and the Company’s principal operating subsidiaries in Mexico and Peru, as well as their direct and indirect holding companies have pledged all of their respective assets to secure their respective guarantees of such payment, including the shares of the Company’s principal operating subsidiaries in Mexico and Peru. The Company’s principal operating subsidiary in Burkina Faso has pledged its bank accounts to secure the obligations under its guarantee and the holding companies of the Company’s principal operating subsidiaries in Burkina Faso and Côte d’Ivoire have pledged the shares of those principal operating subsidiaries to secure the obligations under their guarantees.

Effective December 15, 2022, the company executed an amendment to the Amended Credit Facility. The amendment increased the amount of the facility from $200.0 million to $250.0 million. The maturity date of the credit facility remains unchanged at the date hereof. Key amendments to the facility included:

Fortuna | 31

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

●	Addition of an uncommitted $50.0 million accordion option which can increase the aggregate principal amount under the credit facility to $300.0 million, exercisable on or after June 1, 2023 and before October 2024
●	An increase in the step-down level of the facility from $150.0 million to $175.0 million in November 2024
●	Potential annual extensions of both the maturity date and the step-down date
●	Replacement of discontinued LIBOR based interest rates by Secured Overnight Financing Rate (SOFR) based rates published by the Federal Reserve Bank of New York and the inclusion of market standard benchmark interest rate replacement provisions
●	25 basis points increase in the benchmark loan interest rate margins and 9 to 12 basis points increase in the commitment fee rate; the actual margin and rate will be determined based on the Company’s net senior secured leverage ratio

As of December 31, 2022 the Company had drawn down $180.0 million of the available credit.

The Amended Credit Facility includes covenants customary for a facility of this nature including, among other matters, reporting requirements, and positive, negative, and financial covenants set out in therein. As at December 31, 2022, the Company was in compliance with all of the covenants under the Credit Facility.

As at	December 31, 2022	December 31, 2021	Change
Cash and cash equivalents	80.5	107.1	(26.6)
Credit facility	250.0	200.0	50.0
Total liquidity available	330.5	307.1	23.4
Amount drawn on credit facility	(180.0)	(120.0)	(60.0)
Net liquidity position	150.5	187.1	(36.6)

Figures may not add due to rounding

On January 5, 2023, the Company announced that it had received notice of a resolution from the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) which provides that SEMARNAT has annulled and is re-assessing the 12-year extension to the environmental impact authorization (“EIA”) for the San Jose Mine that it had granted to Cuzcatlan in December 2021.

Cuzcatlan initiated legal proceedings (the “Mexican Legal Proceedings”) in the Mexican Federal Administrative Court (the “Court”) to contest and revoke the annulment of the EIA. The Court has admitted the Mexican Legal Proceedings, and on March 10, 2023, Minera Cuzcatlan received notice that the Court has granted it a permanent injunction which allows the San Jose mine to continue to operate under the terms of the 12-year EIA until the determination of the Mexican Legal Proceedings.

Until the determination of the Mexican Legal Proceedings, the Company has agreed with its lenders to certain temporary restrictions under the Amended Credit Facility as follows:

●	Until the date that the Company receives a positive decision in the Mexican Legal Proceedings, the following conditions will apply:

o	The Company may not exercise the $50 million accordion feature.

o	The Company must maintain a minimum cash balance of $70 million. In the event, that the Company fails to maintain this minimum requirement over a period of 30 days, the availability of the credit under the facility will be reduced to $200 million. The credit availability will revert to $250 million once the Company re-establishes the minimum cash balance requirement over a period of 30 days.

Fortuna | 32

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

o	The Company cannot make any distributions, cash-based permitted acquisition and investments, nor any discretionary expansionary capital expenditures (other than those related to the completion of the Séguéla Project).

o	The Company is required to hedge 25 % of its forecasted consolidated gold production for the period from February 14 to June 15, 2023. Hedges have been put in place as required through a zero costs collar with a weighted average floor price of $1,800 per ounce and a cap of $1,921 per ounce.

o	The Company may not make investments in or provide financial assistance to non-guaranteeing subsidiaries in excess of $3,000,000.

●	In the event that: (1) the permanent injunction ceases to be in effect; (2) the Court upholds the SEMARNAT Resolution, (3) an Administrative Authority issues a resolution to cease operations at the San Jose Mine, or (4) a positive decision in the Mexican Legal Proceedings is not received before March 31, 2024, the availability under the Amended Credit Facility will be reduced to nil, and an event of default will occur thereunder.

In the fourth quarter of 2022, central banks around the world continued to raise interest rates to combat high rates of inflation. This has resulted in a significant increase in SOFR rates and the interest rate that is charged on the Company’s Credit Facility. The Company continues to monitor its cash management strategy and may make greater use of its own cash reserves to fund the construction of Séguéla, fund corporate activities or pay down debt. This may have an impact of increasing income taxes for the year where withholding taxes are paid to repatriate funds from our foreign subsidiaries.

The Russian invasion of Ukraine and the COVID-19 pandemic continue to impact the global economy. Given the ever evolving nature of the COVID-19 pandemic, it is difficult to predict the extent of the impact of the COVID-19 pandemic (or any other disease, epidemic or pandemic) on the Company and its business, which will depend on future developments, including: the duration, severity and geographic spread of the COVID-19 virus (or other communicable disease); further actions that may be taken by governmental authorities, which could include travel restrictions and the suspension of business activities, including mining; the effectiveness and timing of actions taken to contain and treat the COVID-19 virus and variants or mutations thereof, including the effectiveness and uptake of vaccines; and how quickly and to what extent normal economic conditions and operating conditions can resume. In the event of an extended conflict in Ukraine, additional waves of COVID-19 for an unexpectedly prolonged duration, or in the event that more rigorous capital controls are implemented in Argentina, the Company may be required to raise additional debt or equity. There is no assurance that the lenders will agree to such a request or that financing will be available to the Company on terms acceptable to it.

The Company does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available when needed by the Company or its direct and indirect subsidiaries on acceptable terms, or at all, to further explore or develop its properties or to fulfill its obligations under any applicable agreements.  Fortuna is a multinational company and relies on financial institutions worldwide to fund corporate and project needs.  Instability of large financial institutions may impact the ability of the Company to obtain equity or debt financings in the future and, if obtained, on terms that may not be favorable to the Company. Disruptions in the capital and credit markets as a result of uncertainty, geo-political events, changing or increased regulations of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company’s access to the liquidity needed for the business in the longer term.

The Company may incur substantial debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If the Company does so, the risks related to the Company’s indebtedness could intensify, including: (i) increased difficulty in satisfying existing debt obligations (ii) limitations on the ability to obtain additional financings, or imposed requirements to make non-strategic divestures (iii) impose hedging requirements (iv) imposed restrictions on the Company’s cash flows, for debt repayments or capital expenditures (v) increased vulnerability to general adverse economic and industry conditions (vi) interest rate risk exposure as borrowings may be at variable rates

Fortuna | 33

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

of interest (vii) decreased flexibility in planning for and reacting to changes in the mining industry (viii) reduced competitiveness versus less leveraged competitors, and (ix) increased cost of borrowings.

Subject to the various risks and uncertainties, as explained in the Risks and Uncertainties section of this MD&A, management believes the Company’s mining operations will generate sufficient cash flows and the Company has sufficient available credit lines and cash on hand to fund planned capital and exploration programs.

The Company has contingencies and capital commitments as described in Note 26 “Contingencies and Capital Commitments” in the 2022 Financial Statements. From time to time, the Company may also be involved in legal proceedings that arise in the ordinary course of its business.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisional priced trade receivables of $21.5 million, a forward sales and foreign exchange contracts liability totaling $0.3 million, and a forward fuel contract asset of $nil million are the Company’s only level 2 fair valued instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The forward sales, and forward foreign exchange contracts liabilities are valued based on the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

Refer to the Risks and Uncertainties section of this MD&A for a discussion on credit risk, metal price risk, currency risk, and interest rate risk related to these financial instruments. See note 3 (section r) and Note 26 of the 2022 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 290,264,822 common shares outstanding as at March 15, 2023. In addition, there were 2,737,264 outstanding equity-settled share-based awards as follows:

Incentive stock options	636,818
Restricted share units	660,911
Performance share units	1,439,535
Total	2,737,264

Fortuna | 34

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

An aggregate of 1,439,535 share-settled performance units issued by the Company are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

As at December 31, 2022 the Company has $45.9 million of debentures that are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, representing a conversion rate of 200 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances.  Subject to certain exceptions in connection with a change of control of the Company, the Debentures were not redeemable by the Company prior to October 31, 2022. Between November 1, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares. The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020.

Subject to applicable securities laws and regulatory approval and provided that no event of default has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures and accrued and unpaid interest on the redemption date and the maturity date, in whole or in part, through the issuance of Common Shares, by issuing and delivering that number of Common Shares, obtained by dividing the principal amount of the Debentures and all accrued and unpaid interest thereon by 95% of the current market price (as defined in the Debenture Indenture) on such redemption date or maturity date, as applicable.

Normal Course Issuer Bid

From the commencement of the NCIB to the end of December 31, 2022, the Company has purchased 2,201,404 shares at a weighted average price of $2.69 per share at a total cost of $5.9 million. The Company will continue to evaluate further share purchases with respect to this program when it believes the share price undervalues the Company, and based on cash requirements. The Company did not purchase any shares during the fourth quarter of 2022.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions during the year ended December 31, 2022 and 2021:

(a)   Purchase of Goods and Services

During the year ended December 31, 2021, the Company was charged $5 thousand for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Mr. Ridgway resigned as director and Chairman of the Board, and costs incurred with Gold Group Management Inc. are no longer reported as related party transactions.

(b)   Key Management Personnel

During the years ended December 31, 2022 and December 31, 2021, the Company was charged for consulting services by Mario Szotlender, a director of the Company. During the year ended December 31, 2021, the Company was charged consulting services by Mill Street Services Ltd., a company of which Mr. Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Mr. Ridgway resigned as director and Chairman of the Board, and costs associated incurred with Mill Street Services Ltd. are no longer reported as related party transactions.

Fortuna | 35

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Amounts paid to key management personnel were as follows:

	Three months ended December 31,		Years ended December 31,
(Expressed in $ thousands)	2022	2021	2022	2021
Salaries and benefits	2,475	1,609	11,532	7,639
Directors fees	197	222	934	658
Consulting fees	16	24	69	78
Share-based payments	2,626	2,052	7,042	2,565
	5,314	3,907	19,577	10,940

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Financial Statements, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in cash cost per ounce of gold sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cashflow from ongoing operations; adjusted net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs and performance.
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's ability to generate operating earnings and cash flows from its mining operations, and uses such measures to monitor the performance of the Company's mining operations. In addition, the Company believes that each measure provides useful information to investors in comparing, on a mine-by-mine basis, our operations relative performance on a period-by-period basis, against our competitors operations.

Fortuna | 36

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Cash Cost Per Tonne	This ratio is calculated by dividing Cash Costs by the number of tonnes milled in the period.
Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of non-sustaining capital.
Free cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, including Lindero commissioning, less sustaining capital expenditures and current income tax expense and adding back income taxes paid, changes in long-term receivable sustaining capital expenditures, one time transaction costs, payments of lease liabilities and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures.
Adjusted Net Income

Adjusted net income excludes the after-tax impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), and certain non-recurring items. Although some of the items are recurring, such as; loss on disposal of assets and non-hedge derivative gains and losses, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.

Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Fortuna | 37

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, but not reflective of the Company's underlying operations, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), unrealized gains (losses) on derivatives and certain non-recurring items, included in “Other expenses” on the Consolidated Income Statement. Other companies may calculate Adjusted EBITDA differently.

Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

Working Capital	Working capital is non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.

Fortuna | 38

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Cash Cost per Ounce of Gold Sold

The following tables presents a reconciliation of cash cost per ounce of gold sold to the cost of sales in 2022 Financial Statements for the three and twelve months ended December 31, 2022 and 2021:

Lindero Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		43,057	46,915	164,179	122,889
Changes in doré inventory		1,379	353	1,984	2,066
Inventory adjustment		(1,691)	(1,072)	(1,691)	(2,815)
Export duties		(3,353)	(4,891)	(15,545)	(13,410)
Depletion and depreciation		(13,441)	(19,154)	(54,644)	(43,665)
By product credits		(982)	(77)	(1,214)	(260)
Production cash cost[1]		24,969	22,074	93,069	64,805
Changes in doré inventory		(1,379)	(353)	(1,984)	(2,066)
Realized gain in diesel hedge		(1,105)	(438)	(4,620)	(963)
Cash cost applicable per gold ounce sold	A	22,485	21,283	86,465	61,776
Ounces of gold sold	B	27,602	36,375	116,795	100,137
Cash cost per ounce of gold sold[1] ($/oz)	=A/B	815	585	740	617

Yaramoko Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		42,084	42,381	171,846	80,812
Changes in doré inventory		-	719	(1,320)	1,542
Inventory net realizable value adjustment		-	(4,153)	(5,077)	(4,153)
Export duties		(2,732)	(3,018)	(11,630)	(5,993)
Depletion and depreciation		(17,884)	(13,235)	(64,894)	(28,974)
Refining charges		-	-	(329)	-
By product credits		-	(195)	(25)	(134)
Production cash cost		21,468	22,499	88,571	43,100
Changes in doré inventory		-	(719)	1,320	(1,542)
Refining charges		-	133	329	271
Cash cost applicable per gold ounce sold	A	21,468	21,913	90,220	41,829
Ounces of gold sold	B	26,250	29,077	107,433	56,571
Cash cost per ounce of gold sold ($/oz)	=A/B	818	754	840	739
The Yaramoko Mine was acquired as part of the acquisition of Roxgold which completed on July 2, 2021. Comparative figures in 2021 are included from July 2, 2021 onward.

Fortuna | 39

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Sold

The following tables shows a breakdown of the all-in sustaining cash cost per ounce of gold sold and all-in cash cost per ounce of gold sold for the three and twelve months ended December 31, 2022 and 2021:

Lindero Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable	22,484	21,283	86,464	61,776
Inventory net realizable value adjustment	2,351	-	2,351	-
Long-term inventory NRV	(1,299)	-	(1,299)	-
Export duties and mining taxes	3,353	4,891	15,545	13,410
General and administrative expenses (operations)	2,081	1,640	8,578	5,643
Adjusted operating cash cost	28,970	27,814	111,639	80,829
Sustaining leases	567	752	2,398	2,548
Sustaining capital expenditures[1]	3,973	7,214	18,035	27,522
Brownfields exploration expenditures[1]	184	389	1,288	875
All-in sustaining cash cost	33,694	36,169	133,360	111,774
Non-sustaining capital expenditures[1]	-	233	169	323
All-in cash cost	33,694	36,402	133,529	112,097
Ounces of gold sold	27,602	36,375	116,795	100,137
All-in sustaining cash cost per ounce of gold sold	1,221	994	1,142	1,116
All-in cash cost per ounce of gold sold	1,221	1,001	1,143	1,119
[1] Presented on a cash basis

Yaramoko Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable	21,468	21,913	90,220	41,829
Inventory net realizable value adjustment	-	1,285	3,125	1,285
Export duties and mining taxes	2,732	3,018	11,630	5,993
General and administrative expenses (operations)	531	514	2,101	953
Adjusted operating cash cost	24,731	26,730	107,076	50,060
Sustaining leases	1,419	1,467	5,692	2,934
Sustaining capital expenditures[1]	18,994	13,520	45,665	21,387
Brownfields exploration expenditures[1]	2,855	47	5,873	138
All-in sustaining cash cost	47,999	41,764	164,306	74,519
All-in cash cost	47,999	41,764	164,306	74,519
Ounces of gold sold	26,250	29,077	107,433	56,571
All-in sustaining cash cost per ounce of gold sold	1,829	1,436	1,529	1,317
All-in cash cost per ounce of gold sold	1,829	1,436	1,529	1,317
The Yaramoko Mine was acquired as part of the acquisition of Roxgold which completed on July 2, 2021. Comparative figures in 2021 are included from July 2, 2021 onward.
[1] Presented on a cash basis

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Production Cash Cost per Tonne and Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of production cash cost per tonne and cash cost per payable ounce of silver equivalent sold to the cost of sales in the 2022 Financial Statements for the three and twelve months ended December 31, 2022 and 2021:

San Jose Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		34,775	32,705	129,088	122,756
Changes in concentrate inventory		156	(118)	19	163
Depletion and depreciation in concentrate inventory		(47)	11	2	32
Inventory adjustment		(129)	(52)	137	(6)
Royalties and mining taxes		(1,260)	(1,587)	(5,262)	(5,955)
Workers participation		(601)	(1,236)	(2,477)	(5,809)
Depletion and depreciation		(10,510)	(8,789)	(37,775)	(32,257)
Cash cost[3]	A	22,384	20,934	83,732	78,924
Total processed ore (tonnes)	B	259,500	262,802	1,029,590	1,041,154
Production cash cost per tonne[3] ($/t)	=A/B	86.26	79.66	81.33	75.80
Cash cost[3]	A	22,384	20,934	83,732	78,924
Changes in concentrate inventory		(156)	118	(19)	(163)
Depletion and depreciation in concentrate inventory		47	(11)	(2)	(32)
Inventory adjustment		129	52	(137)	6
Treatment charges		(65)	190	(293)	(251)
Refining charges		1,012	1,157	3,801	4,318
Cash cost applicable per payable ounce sold[3]	C	23,351	22,440	87,082	82,802
Payable ounces of silver equivalent sold[1]	D	2,092,500	2,400,989	8,243,436	8,902,680
Cash cost per ounce of payable silver equivalent sold[2,3] ($/oz)	=C/D	11.16	9.35	10.56	9.30
Mining cost per tonne[3]		37.25	37.90	37.43	38.74
Milling cost per tonne		18.94	16.56	18.79	16.68
Indirect cost per tonne		20.98	16.84	16.86	13.72
Community relations cost per tonne		4.01	5.15	2.92	4.79
Distribution cost per tonne		5.08	3.20	5.33	1.88
Production cash cost per tonne[3] ($/t)		86.26	79.66	81.33	75.80

1 Silver equivalent sold for Q4 2022 is calculated using a silver to gold ratio of 81.2:1 (Q4 2021: 76.8:1). Silver equivalent sold for 2022 is calculated using a silver to gold ratio of 82.9:1 (2021: 71.5:1).

[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results – Sales and Realized Prices
[3] 2021 restated, Sustaining leases moved to All-In Sustaining

Fortuna | 41

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		16,676	18,585	67,491	67,917
Changes in concentrate inventory		(229)	939	(218)	297
Depletion and depreciation in concentrate inventory		120	165	(76)	61
Inventory adjustment		445	(61)	266	(61)
Royalties and mining taxes		(181)	(188)	(867)	(345)
Provision for community support		(78)	(2,125)	19	(2,125)
Workers participation		(419)	(214)	(1,808)	(1,838)
Depletion and depreciation		(3,080)	(3,607)	(14,032)	(16,182)
Cash cost[3]	A	13,254	13,494	50,775	47,724
Total processed ore (tonnes)	B	138,491	137,838	546,186	539,779
Production cash cost per tonne[3] ($/t)	=A/B	95.70	97.89	92.96	88.41
Cash cost	A	13,254	13,494	50,775	47,724
Changes in concentrate inventory		229	(939)	218	(297)
Depletion and depreciation in concentrate inventory		(120)	(165)	76	(61)
Inventory adjustment		(445)	61	(266)	61
Treatment charges		2,744	4,629	13,939	15,754
Refining charges		384	378	1,537	1,670
Cash cost applicable per payable ounce sold[3]	C	16,046	17,458	66,279	64,851
Payable ounces of silver equivalent sold[1]	D	1,287,998	1,261,967	5,372,277	4,819,365
Cash cost per ounce of payable silver equivalent sold[2,3] ($/oz)	=C/D	12.46	13.83	12.34	13.46
Mining cost per tonne		40.47	42.02	39.39	34.71
Milling cost per tonne		13.74	16.27	14.86	15.34
Indirect cost per tonne		32.10	29.45	30.16	29.49
Community relations cost per tonne		1.80	7.96	1.15	7.77
Distribution cost per tonne		7.59	2.18	7.40	1.10
Production cash cost per tonne[3] ($/t)		95.70	97.87	92.96	88.41

1 Silver equivalent sold for Q4 2022 is calculated using a silver to gold ratio of 0.0:1 (Q4 2021: 76.9:1), silver to lead ratio of 1:22.3 pounds (Q4 2021: 1:22.2), and silver to zinc ratio of 1:15.7 pounds (Q4 2021: 1:15.4). Silver equivalent sold for 2022 is calculated using a silver to gold ratio of 85.5:1 (2021: 70.9:1), silver to lead ratio of 1:22.2 pounds (2021: 1:25.3), and silver to zinc ratio of 1:13.9 pounds (2021: 1:18.6).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] 2021 restated, Sustaining leases moved to All-In Sustaining

Fortuna | 42

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per silver equivalent ounce payable for the three and twelve months ended December 31, 2022 and 2021:

San Jose Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable[4]	23,351	22,440	87,082	82,802
Royalties and mining taxes	1,260	1,587	5,262	5,955
Workers' participation	751	1,545	3,096	7,261
General and administrative expenses (operations)	2,319	2,779	7,164	8,111
Adjusted operating cash cost[4]	27,681	28,351	102,604	104,129
Sustaining leases[4]	169	161	658	608
Sustaining capital expenditures[3]	3,695	5,137	15,731	14,492
Brownfields exploration expenditures[3]	961	2,176	5,606	8,784
All-in sustaining cash cost	32,506	35,825	124,599	128,013
Non-sustaining capital expenditures[3]	-	518	869	2,294
All-in cash cost	32,506	36,343	125,468	130,307
Payable ounces of silver equivalent sold[1]	2,092,500	2,400,989	8,243,436	8,902,680
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	15.53	14.92	15.11	14.38
All-in cash cost per ounce of payable silver equivalent sold[2]	15.53	15.14	15.22	14.64

1 Silver equivalent sold for Q4 2022 is calculated using a silver to gold ratio of 81.2:1 (Q4 2021: 76.8:1). Silver equivalent sold for 2022 is calculated using a silver to gold ratio of 82.9:1 (2021: 71.5:1).

[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis
[4] 2021 restated, Sustaining leases moved from Cash Cost

Caylloma Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable[4]	16,046	17,458	66,279	64,851
Royalties and mining taxes	181	188	867	345
Workers' participation	480	244	2,087	2,129
General and administrative expenses (operations)	928	786	4,063	3,625
Adjusted operating cash cost[4]	17,635	18,676	73,296	70,950
Sustaining leases[4]	845	681	3,350	2,851
Sustaining capital expenditures[3]	7,188	5,755	18,694	13,758
Brownfields exploration expenditures[3]	473	1,027	1,202	3,731
All-in sustaining cash cost	26,141	26,139	96,542	91,290
All-in cash cost	26,141	26,139	96,542	91,290
Payable ounces of silver equivalent sold[1]	1,287,998	1,261,967	5,372,277	4,819,365
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	20.30	20.71	17.97	18.94
All-in cash cost per ounce of payable silver equivalent sold[2]	20.30	20.71	17.97	18.94

1 Silver equivalent sold for Q4 2022 is calculated using a silver to gold ratio of 0.0:1 (Q4 2021: 76.9:1), silver to lead ratio of 1:22.3 pounds (Q4 2021: 1:22.2), and silver to zinc ratio of 1:15.7 pounds (Q4 2021: 1:15.4). Silver equivalent sold for 2022 is calculated using a silver to gold ratio of 85.5:1 (2021: 70.9:1), silver to lead ratio of 1:22.2 pounds (2021: 1:25.3), and silver to zinc ratio of 1:13.9 pounds (2021: 1:18.6).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis
[4] 2021 restated, Sustaining leases moved from Cash Cost

Fortuna | 43

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Free Cash Flow from Ongoing Operations

In 2022, the Company changed the method for calculating Free Cash Flow from Ongoing Operations. The calculation now uses taxes paid as opposed to the previous method which used current income taxes. While this may create larger quarter over quarter fluctuations due to the timing of income tax payments, management believes the revised method is a better representation of the Free Cash Flow generated by the Company’s ongoing operations. Comparative values from 2021 have been restated in this MD&A using the change in methodology.

The following table presents a reconciliation of free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2022 and 2021:

	Three months ended December 31,		Years ended December 31,
(Expressed in millions)	2022	2021	2022	2021
		(Restated)		(Restated)
Net cash provided by operating activities	49.6	57.1	194.2	147.1
Adjustments
Roxgold transaction costs	-	-	-	27.9
Additions to mineral properties, plant and equipment	(39.6)	(35.3)	(113.4)	(90.7)
Mexican royalty payment	-	9.5	3.0	11.1
Other adjustments	(5.6)	(3.1)	(14.6)	(9.4)
Free cash flow from ongoing operations	4.4	28.2	69.2	86.0

Figures may not add due to rounding

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2022 and 2021:

	Three months ended December 31,		Years ended December 31,
(Expressed in millions)	2022	2021	2022	2021
Net (loss) income	(160.4)	16.6	(135.9)	59.4
Adjustments, net of tax:
Community support provision and accruals[1]	(0.1)	1.3	(0.1)	1.4
Foreign exchange loss, Lindero Mine[2]	-	0.3	-	4.1
Foreign exchange loss, Séguéla Project	(0.4)	-	0.8	-
Write off of mineral properties	0.3	-	5.1	-
Unrealized loss (gain) on derivatives	0.1	-	(0.4)	-
Impairment of mineral properties, plant and equipment	164.5	-	164.5	-
Roxgold transaction costs	-	-	-	14.1
SGM Royalty settlement	-	1.0	-	9.8
Inventory adjustment	3.8	4.6	8.0	6.3
Accretion on right of use assets	0.5	1.0	2.3	2.2
Other non-cash/non-recurring items	(1.1)	4.3	(1.7)	3.3
Adjusted net income	7.2	29.1	42.6	100.6
[1] Amounts are recorded in Cost of sales
[2] Amounts are recorded in General and Administration

Figures may not add due to rounding

Fortuna | 44

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three and twelve months ended December 31, 2022 and 2021:

	Three months ended December 31,		Years ended December 31,
(Expressed in millions)	2022	2021	2022	2021
Net (loss) income	(160.4)	16.6	(135.9)	59.4
Adjustments:
Community support provision and accruals	(0.1)	2.1	(0.1)	1.9
Inventory adjustment	3.8	5.3	8.9	7.0
Foreign exchange loss, Lindero Mine	-	0.3	-	4.1
Foreign exchange loss, Séguéla Project	(0.4)	0.2	0.8	0.2
Net finance items	3.1	3.7	12.1	12.3
Depreciation, depletion, and amortization	45.3	44.8	172.8	122.3
Income taxes	(15.3)	13.5	10.8	47.7
Impairment of mineral properties, plant and equipment	182.8	-	182.8	-
Roxgold transaction costs	-	-	-	14.1
SGM Royalty settlement	-	-	-	9.6
Other non-cash/non-recurring items	(3.0)	3.1	(6.7)	2.1
Adjusted EBITDA	55.8	89.6	245.5	280.7

Figures may not add due to rounding

Working Capital

The following table presents a calculation of working capital for the twelve months ended December 31, 2022 and 2021:

	Years ended December 31,
	2022	2021
Current Assets	$252,712	$281,082
Current Liabilities	135,080	166,773
Working Capital	$117,632	$114,309

Qualified Person

Eric Chapman, P.Geo (EGBC #36328), Senior Vice-President of Technical Services for the Company, is a Qualified Person (as defined by National Instrument 43-101–Standards of Disclosure for Mineral Projects) (“NI 43-101”).  Mr. Chapman has reviewed and approved the scientific and technical information pertaining to the production results for each of the Lindero, Yaramoko, San Jose and Caylloma mines contained in this MD&A and has verified the underlying data.

Raul Espinoza, F.AusIMM CP, Director of Technical Services for the Company is a Qualified Person as defined by NI 43-101, and has reviewed and approved the scientific and technical information pertaining to the Séguéla Project contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available at www.sedar.com and www.sec.gov/edgar.shtml.

Fortuna | 45

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to metal price risk as the Company derives its revenue from the sale of silver, gold, lead and zinc; credit risk in the normal course of business; foreign exchange risk as the Company reports its financial statements in U.S. dollars whereas the Company operates in jurisdictions that conducts its business in other currencies; the inherent risks of uncertainties in estimating mineral reserves and mineral resources; the risks related to the construction of an open pit gold mine at the Séguéla Gold Project and the anticipated timing of production at the mine; rising rates of inflation which impact the costs of production; risks related to widespread epidemics or pandemics such as further outbreaks of COVID-19; political risks, capital controls risk and the limitations on the repatriation of operating cash flows, environmental risks; risks related to the ability of the Company to obtain permits for its operations, including the reconfirmation of the 12 year extension of the EIA at the San Jose mine; and risks related to its relations with employees. These and other risks are described below and in the 2022 Financial Statements, its Annual Information Form which is available on SEDAR at www.sedar.com, and its Form 40-F filed with the SEC. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business.

Foreign Jurisdiction Risk

As at the date of the MD&A, the Company currently conducts its operations in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru.  All these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks or its future financial position or results of operations and the Company’s exploration, development, and production activities may be substantially affected by factors outside of the Company’s control.  These potential factors include but are not limited to royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, capital and currency controls, import and export regulations, cancellation or renegotiation of contracts, and environmental and permitting regulations. The Company has no political risk insurance coverage against these risks

The majority of the Company’s production and revenue to December 31, 2022 was derived from its operations in Argentina, Mexico, Burkina Faso and Peru.  As the Company’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation especially in Argentina which has a history of expropriation where the Company operates the Lindero Mine; changing political and fiscal regime, including the military coups in Burkina Faso in January and September 2022, and economic and regulatory instability; the unexpected change of Government in Côte d'Ivoire in April 2022; unanticipated changes to royalty and tax regulations; unreliable and undeveloped infrastructure, labour unrest, and labour scarcity; difficulty procuring key equipment and components for equipment; import and export regulation and restrictions; the imposition of capital controls which may affect the repatriation of funds; high rates of inflation; extreme fluctuations in foreign exchange rates and the imposition of currency controls; inability to obtain fair dispute resolution or judicial determination because of bias, corruption or abuse of power; difficulties enforcing judgments; difficulties understanding and complying with regulatory and legal framework with respect to ownership and maintenance of mineral properties, mines and mining operations, local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns. Certain of these risks and uncertainties are prevalent in the jurisdictions where the Company operates.

There can be no assurance that these measures will not be extended or that more restrictive measures will be put in place in the countries in which the Company operates, which may result in the suspension of operations or construction at the Company’s mines on a short or long-term basis.

Fortuna | 46

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

In early December, 2022, Pedro Castillo, the former President of Peru, was removed from office and replaced by Dina Boluarte, Peru's former Vice President.  Subsequent to these political changes, the country has encountered increasing tensions, protests, and social unrest.  The protests, which mainly occurred in the south of the country, have continued into 2023 and the civil unrest has caused disruptions to business and supply chains.  The Company’s operations have not been significantly impacted to date, but the Company has encountered disruptions to its supply chain and delays in delivering concentrates to port.  Any prolonged disruptions may have an adverse affect on our operations, which could have an adverse effect on the Company’s financial results and cash flows.  The Company continues to monitor the situation and to mitigate the risks caused by the challenges.

Estimating Mineral Resources and Mineral Reserves

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, and expected mineral grades.  Until mineral deposits are actually mined and processed, Mineral Resources and Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced metallurgical recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver, and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Fortuna | 47

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Uncertainties Related to New Mining Operations

Without limiting the generality of the foregoing, Fortuna is in the process of the development and construction of an open pit mine at the Séguéla Project. Any such development or expansion project which is progressed to commercial operations will face a number of risks inherent in new mining operations.

The successful completion of the Company’s development and expansion projects requires the construction and operation of mines, processing plants and related infrastructure.  As a result, the Company is and will continue to be subject to all of the risks associated with establishing new mining operations, including:

●	the timing and cost, which can be considerable, of the construction of mining and processing facilities;
●	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;
●	the availability and cost of appropriate smelting and refining arrangements;
●	the need to maintain necessary environmental and other governmental approvals and permits;
●	the availability of funds to finance construction and development activities;
●	potential opposition from governments, non-governmental organizations, environmental groups, local groups or other stakeholders, which may delay or prevent development activities; and
●	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

It is not unusual in the mining industry for new mining operations to experience unexpected difficulties during the start-up phase or the initial production phase, resulting in production suspensions, delays and requiring more capital than anticipated. It is also common in new mining operations to experience unexpected problems, delays and costs during mine development and ramp-up to full production capacity. Such factors can add to the costs of the mine development, production and operations and/or impair production and mining activities, thereby affecting the Company’s cashflows and profitability.  Any unexpected complications and delays in the completion and successful functioning of these operational elements may result in additional costs being incurred by the Company beyond those already incurred and budgeted.  There can be no assurance that current or future development and expansion plans in respect of the Yaramoko Mine and the Séguéla Project will be successful or completed on time or on budget.

Environmental Uncertainties

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals, and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Fortuna | 48

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Environmental legislation is evolving in a manner which is imposing stricter standards and enforcement, increased fines and penalties for non-compliance, in addition to more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment, or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The activities of the Company require licenses and permits from various governmental authorities. The Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations. On January 5, 2023, the Company announced that it had received the SEMARNAT Resolution which provides that SEMARNAT has annulled and is re-assessing the 12-year extension to the EIA for the San Jose Mine that it granted to Minera Cuzcatlan in December 2021.

Management of the Company believes that the SEMARNAT resolution is unfounded and has no merits. Minera Cuzcatlan initiated the Mexican Legal Proceedings to contest and revoke the annulment of the San Jose EIA. On March 10, 2023 the Court granted Cuzcatlan a permanent injunction which allows the San Jose Mine to continue to operate under the terms of the 12-year EIA until the determination of the Mexican Legal Proceedings.

The results of the Mexican Legal Proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the difficulty of predicting decisions and the timing required to render decisions. The process of contesting the annulment of the EIA could take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties.  Further, there can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects in the future. The Company might find itself in situations where the state of compliance with regulation and permits can be subject to interpretation and challenge from authorities that could carry risk of fines or temporary stoppage.

Risks Associated with the Integration of the Company and Roxgold

The completion of the business combination of Roxgold is expected to result in among other benefits, a combination of quality assets resulting in increased gold production; a complementary and diversified portfolio of assets in West Africa and the Americas; multiple brownfields and greenfields options across the Americas and West Africa, and a low-cost platform of precious metals production and growth. The ability of the Company to realize the benefits of the acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Company’s ability to realize the anticipated growth opportunities and synergies from integrating Roxgold's business. This integration will require the dedication of management effort, time, and resources which may divert management's focus and resources from other strategic opportunities available to the Company, and from operational matters during this process.

In addition, the integration process could result in the disruption of existing relationships with suppliers, employees, customers, and other constituencies of Fortuna and Roxgold. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated to result from the acquisition. It is possible that the integration process could result in the loss of key

Fortuna | 49

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, suppliers, employees or to achieve the anticipated benefits of the acquisition. Any inability of management to successfully integrate the operations could have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks of Operating in West Africa

Certain of our operations are currently conducted in West Africa, with the Yaramoko Mine in Burkina Faso and the Séguéla Project in Côte d’Ivoire, and as such as is common in other mining jurisdictions, the Company’s operations are exposed to various political, economic, and other risks and uncertainties.  The Company is subject to risks associated with operating in West Africa with its Yaramoko Mine in Burkina Faso and the Séguéla Project in Côte d’Ivoire. These risks and uncertainties include but are not limited to: civil and ethnic unrest, war (including in neighbouring countries), terrorist actions, hostage taking or detainment of personnel, military repression, criminal activity, nationalization, invalidation of governmental orders, failure to enforce existing laws, labour disputes, corruption, sovereign risk, political instability, the failure of foreign parties, courts or governments to honour or enforce contractual relations or uphold property rights, changing government regulations with respect to mining (including royalties, environmental requirements, labour, taxation, land tenure, foreign investments, income repatriation, and capital recovery), fluctuations in currency exchange and inflation rates, import and export restrictions, the expropriation of assets and property interests, as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

As African governments continue to struggle with deficits and depressed economies, the strength of commodity prices has resulted in the gold mining sector being targeted as a source of revenue. Governments are continually assessing the terms for a mining company to exploit resources in their country.

Operations may also be impacted to varying degrees by the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption, or other factors that are inconsistent with the rule of law. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems.

Any of the above events could delay or prevent the Company from operating, developing, or exploring its properties even if economic quantities of minerals are found and could have a material adverse impact upon the Company’s operations.

Safety and Security

The Company’s Yaramoko Mine is located in Burkina Faso and the advanced exploration Séguéla Gold Project is located in in Côte d’Ivoire.  Following instability in recent years in several West African countries, the prevailing security environment in these countries has deteriorated due to the presence of various militant secessionist and Islamist paramilitary groups, as well as the result of the January and September 2022 military coups in Burkina Faso. While additional measures have been implemented in response to ensure the security of its various assets, personnel, and contractors, and the Company continues to cooperate with regional governments, their security forces, and third parties, there can be no assurance that these measures will be successful. Any failure to maintain the security of its assets, personnel, and contractors may have a material adverse effect on the Company’s business, prospects, financial condition, and results of operations. To date, neither employees nor operations have been impacted by the security situation in Burkina Faso.

While there is no reason to believe that the Company’s employees or operations will be targeted by criminal and/or terrorist activities in the countries in which we operate, risks associated with conducting business in the region, along with the increased perception that such incidents are likely to occur, may disrupt the Company’s operations, limit its ability to hire and keep qualified personnel, and impair its access to sources of capital or insurance on terms and at rates that are commercially viable. Furthermore, although the Company has developed procedures regarding the mitigation of such

Fortuna | 50

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

risks, due to the unpredictable nature of criminal and/or terrorist activities, there is no assurance that its efforts will be able to effectively mitigate such risks and safeguard the Company’s personnel and assets.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  All of our trade receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short-term investments are held through large financial institutions. These investments mature at various dates within one year.

The Company’s maximum exposure to credit risk as at December 31, 2022 and 2021 is as follows:

As at	December 31, 2022	December 31, 2021
Cash and cash equivalents	80.5	107.1
Derivative assets	-	1.5
Trade and other receivables	68.2	76.5
Income tax receivable	0.7	1.7
Other non-current receivables	8.5	6.0
	157.9	192.8

Figures may not add due to rounding

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate is sold to large well-known concentrate buyers.

Metal Price Risk

The Company derives its revenue from the sale of silver, gold, lead, and zinc.  The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility that is beyond the Company’s control.

The following table illustrates the sensitivity to a +/-10% change in metal prices on the Company’s outstanding trade receivables as at December 31, 2022:

Metal	Change	Effect on Sales
Silver	+/- 10%	0.8
Gold	+/- 10%	0.4
Lead	+/- 10%	0.6
Zinc	+/- 10%	0.2

Changes in the market prices of the precious metals that the Company produces affects the Company’s profitability and cashflow. Metals prices can fluctuate due to many factors including, demand, the strength of the United States dollar, currency exchange rates, inflation, global mine production levels, other general price instability. Decrease in the market price of metals can also significantly affect the value of the Company’s metal inventory, stockpiles and leach pads, and it may be necessary to record a write-down to the net realizable value as well as significantly impact the carrying value of Company’s assets.

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

Fortuna | 51

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Refer to the Company’s 2022 Financial Statements for details of contracts entered into.

The zinc, lead, and fuel contracts are derivative financial instruments and are not accounted for as designated hedges. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

Currency Risk

The Company is exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentine pesos, Mexican pesos, Euro, Australian dollar, and West African CFA francs. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows.

The following table summarizes the sensitivity to a +/-10% change in foreign currency exchange rates on the Company’s foreign currency exposure as at December 31, 2022:

Currency of foreign denominated items	Change	Effect
Mexican pesos	+/- 10%	0.9
Peruvian soles	+/- 10%	-
Argentine pesos	+/- 10%	0.1
Canadian dollars	+/- 10%	0.8
West African CFA franc	+/- 10%	0.7
Australian Dollar	+/- 10%	0.2
Euro	+/- 10%	-

Due to the volatility of the exchange rate for Argentine peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed below in the capital management section, the Company is required to convert the equivalent value into Argentine peso from the export sale of all gold doré from the Lindero Mine. In addition, the Company would be required to obtain the prior consent of the Argentine Central Bank for the payment of cash dividends and distributions of profits out of Argentina.

The following tables summarizes the Company’s exposure to currency risk through the following assets and liabilities denominated in foreign currencies:

As at December 31, 2022 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA Franc	Australian Dollars	Euro
Cash and cash equivalents	0.6	6.2	73.9	11.8	6,057.9	0.2	-
Marketable securities	0.1	-	-	-	-	-	-
Restricted cash	-	-	-	-	2,339.0	-	-
Trade and VAT receivables	0.2	3.3	73.9	2,062.9	12,979.1	(0.1)	-
Income tax receivable	-	28.1	13.9	-	-	-	-
VAT - long term receivable	-	-	70.5	-	-	-	-
Trade and other payables	(13.4)	(17.0)	(218.3)	(1,429.4)	(15,346.5)	(1.3)	(0.3)
Provisions, current	-	(8.1)	(11.7)	(387.9)	-	-	-
Income tax payable	0.1	-	(84.4)	-	(1,353.2)	-	-
Other liabilities	(0.2)	-	(9.7)	-	-	-	-
Provisions, non-current	-	(12.6)	(90.8)	-	-	-	-
Total foreign currency exposure	(12.6)	(0.1)	(182.7)	257.4	4,676.3	(1.2)	(0.3)
US$ equivalent of foreign currency exposure	(9.3)	(0.0)	(9.4)	1.4	7.4	(1.1)	(0.3)
Figures may not add due to rounding

Fortuna | 52

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

As at December 31, 2021 (In millions of local currency)	Canadian dollars	Peruvian soles	Mexican pesos	Argentine pesos	West African CFA Franc	Australian Dollars	Euro
Cash and cash equivalents	1.7	5.5	18.1	4.3	11,494.9	-	-
Marketable securities	0.5	-	-	-	-	-	-
Restricted cash	-	-	-	-	1,167.0	-	-
Trade and VAT receivables	0.7	2.1	174.2	1,526.5	13,433.4	-	-
Income tax receivable	-	20.7	-	-	-	-	-
VAT - long term receivable	-	-	70.5	-	-	-	-
Trade and other payables	(3.8)	(17.5)	(400.7)	(1,174.0)	(10,094.2)	(0.9)	(1.4)
Provisions, current	(0.1)	(4.4)	(13.5)	(95.4)	-	-	-
Income tax payable	-	-	(87.9)	-	-	-	-
Other liabilities	-	-	(6.2)	-	-	-	-
Provisions, non-current	-	-	(87.3)	-	-	-	-
Total foreign currency exposure	(1.0)	6.4	(332.8)	261.4	16,001.1	(0.9)	(1.4)
US$ equivalent of foreign currency exposure	(0.8)	1.7	(16.8)	2.7	28.5	(0.7)	(1.2)
Figures may not add due to rounding

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continually monitoring forecasted and actual cash flows. We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirements and our development plans. We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning, and budgeting process are in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and with expansion plans, if any.  See also “Liquidity and Capital Resources”.

As at December 31, 2022, the Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year as at December 31, 2022
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	111.9	-	-	-	111.9
Debt	-	225.9	-	-	225.9
Income taxes payable	11.6	-	-	-	11.6
Lease obligations	11.3	8.3	5.7	5.8	31.1
Other liabilities	-	2.6	-	-	2.6
Capital commitments, Séguéla	13.9	0.4	-	-	14.3
Closure and reclamation provisions	3.2	24.6	9.1	23.0	59.9
Total	151.9	261.8	14.8	28.8	457.3
Figures may not add due to rounding

Fortuna | 53

Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders.  The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. The Argentine Government has not set an expiry date for these restrictions, and they currently remain in place. These capital controls, together with additional temporary controls enacted on May 29, 2020, have the effect of: requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency. These provisions restrict the Company from holding funds in Argentina in United States dollars.  Further, effective October 17, 2022 additional capital controls were imposed on the import of goods and services in Argentina. Currently, most import permits for goods and services are approved subject to payment being deferred for 180 days, with the exception of capital goods.

Certain of the costs and expenses to fund the construction at the Lindero Mine were advanced by way of intercompany loans. Under the terms of the Argentine Central Bank regulation, any funds in foreign currency which were advanced by the Company as a loan to its Argentine subsidiary in connection with the payment of construction costs and expenses at the Lindero Mine, are, to the extent that the funds were advanced in foreign currency, required to be converted into Argentine Pesos at a conversion rate negotiated at the foreign exchange market within five business days from the date of the receipt of the funds in Argentina. When the loan is to be repaid, the regulation requires proof that the loan was advanced in foreign currency and converted into local currency in order to repay the loan in foreign currency. Due to the volatility of the exchange rate for Argentine Pesos, the Company will apply additional measures in cash management to minimize potential gains or losses arising from the conversion of funds. In addition, the Argentine Central Bank has also issued a temporary measure in effect until December 31, 2023, which requires the consent of the Argentine Central Bank to the repayment of certain types of intercompany loans.  There can be no assurance that the temporary measure will not be extended.

As part of the structure used to fund the construction of the Lindero project and the operation of the Lindero Mine, Fortuna has implemented a series of intercompany revolving pre-export financing facilities in an aggregate of $110.0 million. This allows exporters to apply the proceeds of sales directly towards payment of principal and interest under the facility.  The facilities are not impacted by the regulations described above, and the Company expects that it can continue to repatriate funds during 2022 and into the first quarter of 2023 through this mechanism. Once the loan has been repaid, any repatriation of funds out of Argentina by way of cash dividends or other distributions of currency out of Argentina will be required to be made accordance with the capital control restrictions of the Argentine Central Bank. The Company continues to monitor the foreign currency exposure risk.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning, and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

The Company’s capital structure consists of equity comprising of share capital, reserves, and retained earnings as well as debt consisting of credit facilities and convertible debentures, lease obligations less cash and cash equivalents.

As at	December 31, 2022	December 31, 2021
Equity	1,244.8	1,375.1
Debt	219.2	157.5
Lease obligations	21.3	29.4
Less: cash and cash equivalents	(80.5)	(107.1)
	1,404.8	1,454.9
Figures may not add due to rounding

As discussed above, the Company operates in Argentina where the Argentine government has ratified and extended legislation to allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina.  Other than the restrictions related to these capital controls and complying with the debt covenants under the credit facilities, the Company is not subject to any externally imposed capital requirements. As at December 31, 2022, the Company was in compliance with its debt covenants.  See also “Liquidity and Capital Resources”.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, our interest rate exposure mainly relates to interest earned on our cash and cash equivalents balances, interest paid on its LIBOR-based debt, and the mark-to-market value of derivative instruments which depend on interest rates.

Key Personnel

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction, and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical, and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labour disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business.  The Company may be subject to claims by local communities, indigenous groups, or private land owners relating to land and mineral rights and such claimants may seek sizable monetary damages or seek the return of surface or mineral rights that may be valuable to the Company which may significantly impact operations and profitability, if lost.  These matters are subject to various uncertainties and it is possible that some of these matters may be resolved with an unfavorable outcome to the Company.  The Company does carry liability insurance coverage, but such coverage does not cover all risks to which the Company may be exposed to.

On August 16, 2022, the Argentine Tax Authority (“AFIP”) published General Resolution No.5248/2022 (the “Resolution”) which established a one-time “windfall income tax prepayment” for companies that have obtained extraordinary income derived from the general increase in international prices. The Resolution was published by AFIP without prior notice.

The windfall income tax prepayment applies to companies that meet certain income tax or net income tax (before the deduction of accumulated tax losses) thresholds for 2021 or 2022. The aggregate amount of the windfall income tax prepayment payable by Mansfield calculated in accordance with the Resolution is approximately $5.5 to $6.0 million.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

The windfall income tax prepayment is to be paid in three equal and consecutive monthly instalments, starting on October 22, 2022, and is payable in addition to income tax instalments currently being paid by corporate taxpayers on account of their income tax obligations. The windfall income tax prepayment is an advance payment of income taxes due to be paid in 2023.

Based on the historical accumulated losses of Mansfield for fiscal 2021 which can be carried forward for 2022, Mansfield was not liable for income tax, and based upon current corporate income tax laws and the ability of the Company to deduct historical accumulated losses, it is projected that no income tax will be required to be paid for fiscal 2022.

To protect Mansfield’s position from having to pay the windfall income tax prepayment as an advance income tax for 2023, which based on management’s projections is not payable, Mansfield applied to the Federal Court of Salta Province for a preliminary injunction to prevent the AFIP from issuing a demand or other similar measure for the collection of the Windfall Income Tax Prepayment.  On October 3, 2022, Mansfield was notified that the Court had granted the preliminary injunction.  As a result, Mansfield did not pay any of the three installments.  In addition, Mansfield also filed an administrative claim with the AFIP to challenge the constitutionality of the Resolution, which was rejected by AFIP on November 2, 2022.

Mansfield has subsequently filed new legal proceedings in the Federal Court of Salta, against the AFIP  to protect its position and challenge the rejection of its administrative claim. In this legal proceeding, Mansfield has also applied for a preliminary injunction to prevent the AFIP from issuing a demand or other similar measure for the collection of the Windfall Income Tax Prepayment or interest.  On February 15, 2023, Mansfield was notified that the Court had granted the preliminary injunction requested.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2022 and 2021.

ADOPTION OF NEW ACCOUNTING STANDARDS, INTERPRETATION OR AMENDMENTS

The following accounting standards were adopted for the financial year ending December 31, 2022,

●	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37);
●	Annual Improvements to IFRS Standards 2018–2020; and
●	Reference to the Conceptual Framework (Amendments to IFRS 3)

The adoption of these standards did not have a material effect on the Company’s financial statements.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) became effective January 1, 2022; however, the Company previously elected to early adopt this standard in the financial year ending December 31, 2020.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board.  However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”). Management conducted an evaluation of the effectiveness of ICFR and concluded that it was effective as at December 31, 2022.

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

●	Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
●	the Company's plans and expectations for its material properties and future exploration, development and operating activities including, without limitation, capital expenditure, production and cash cost and AISC estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company;
●	the anticipated steps, timeline and costs for completing construction of the mine at the Séguéla project;
●	the timing for delivery of materials and equipment for the Company’s properties;
●	the sufficiency of the Company’s cash on hand and available credit lines and estimated cash flows to fund planned capital and exploration programs;
●	the Company’s financial performance being closely linked to the prices of silver and gold;
●	possible future challenges presented by the Ukraine – Russian conflict, and pandemics such as COVID 19;
●	the payments due under, and the maturity date of, the Company’s financial liabilities, lease obligations and other contractual commitments;
●	the Company’s expectation that there are no changes in internal controls in 2022 that are reasonably likely to materially affect the Company’s internal control over financing reporting;
●	property permitting and litigation matters;
●	the outcome of the Mexican Legal Proceedings; and
●	the fluctuation of its effective tax rate in the jurisdictions where the Company does business;

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations,  including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	operational risks relating to mining and mineral processing;
•	uncertainty relating to Mineral Resource and Mineral Reserve estimates;
•	uncertainty relating to capital and operating costs, production schedules and economic returns;
•	uncertainty relating to new mining operations and development projects such as the Lindero Mine and the Séguéla Gold Project, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production;
•	uncertainty relating to the costs of the construction, the financing of construction and timing for the completion of the Séguéla Project;
•	risks relating to the Company’s ability to replace its Mineral Reserves;
•	risks associated with mineral exploration and project development;
•	uncertainty relating to the repatriation of funds as a result of currency controls;
•	environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims;
•	risks associated with political instability and changes to the regulations governing the Company’s business operations;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
•	risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity;
•	risks relating to the termination of the Company’s mining concessions in certain circumstances;
•	risks related to International Labor Organization (“ILO”) Convention 169 compliance;
•	developing and maintaining good relationships with local communities and stakeholders;
•	risks associated with losing control of public perception as a result of social media and other web-based applications;
•	potential opposition to the Company’s exploration, development and operational activities;
•	risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities;
•	substantial reliance on the Lindero Mine, the Yaramoko Mine and the San Jose Mine for revenues;
•	property title matters;
•	risks relating to the integration of businesses and assets acquired by the Company;
•	impairments;
•	reliance on key personnel;
•	uncertainty relating to potential conflicts of interest involving the Company’s directors and officers;
•	risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions;
•	adequacy of insurance coverage;
•	operational safety and security risks;
•	risks related to the Company’s compliance with the United States Sarbanes-Oxley Act;
•	risks related to the foreign corrupt practices regulations and anti-bribery laws;
•	legal proceedings and potential legal proceedings;

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

•	uncertainties relating to general economic conditions;
•	risks relating to a global pandemic, which until contained could continue to cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price;
•	risks relating to pandemics, such as COVID-19, epidemics and public health crises; the impact of COVID-19 on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate;
•	competition;
•	fluctuations in metal prices;
•	regulations and restrictions with respect to imports;
•	high rates of inflation;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	fluctuations in currency exchange rates and restrictions on foreign exchange and currencies;
•	failure to meet covenants under its Credit Facilities, or an event of default which may reduce the Company’s liquidity and adversely affect its business;
•	tax audits and reassessments;
•	risks relating to hedging;
•	uncertainty relating to concentrate treatment charges and transportation costs;
•	sufficiency of monies allotted by the Company for land reclamation;
•	risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration;
•	uncertainty relating to nature and climate change conditions
•	risks associated with climate change legislation;
•	our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy;
•	risks related to the volatility of the trading price of the Company’s common shares and the Company’s Debentures (as defined herein);
•	dilution from further equity or convertible debenture financings; and
•	risks related to future insufficient liquidity resulting from a decline in the price of the Common Shares or Debentures;
•	uncertainty relating to the Company’s ability to pay dividends in the future;
•	risks relating to the market for the Company’s securities;
•	risks relating to the Debentures of the Company; and
•	uncertainty relating to the enforcement of U.S. judgments against the Company.

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

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Fortuna Silver Mines Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2022 (in US Dollars, tabular amounts in millions, except where noted)

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

●	all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties;
●	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;
●	the world-wide economic and social impact of COVID-19 is managed, and the duration and extent of the coronavirus pandemic is minimized or not long-term;
●	there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian conflict, COVID-19 or otherwise that would impair their ability to provide goods and services;
●	permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations;
●	Minera Cuzcatlan will be successful in the Mexican Legal Proceedings;
●	expected trends and specific assumptions regarding metal prices and currency exchange rates;
●	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
●	production forecasts meeting expectations;
●	any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and
●	the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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